1046126
1-14722

3-27-02

02026562

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

MAR 27 2002
070

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 27 March 2002

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

PROCESSED
APR 05 2002
THOMSON FINANCIAL

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (File No. 333-12866) of Telstra Corporation Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name: Douglas Gration
Title: Company Secretary

Date: 27 March 2002

Index

1. Form of Underwriting Agreement, dated March 26, 2002, between Telstra Corporation Limited and Merrill Lynch Pierce Fenner & Smith Incorporated and Salomon Smith Barney Inc, as Managers acting on behalf of themselves and the other underwriters.

2. Form of Indenture, dated April 1, 2002, between Telstra Corporation Limited and Bankers Trust Company, as Trustee.

3. Form of Global Note.

Form of Underwriting Agreement, dated March 26, 2002, between Telstra Corporation Limited and Merrill Lynch Pierce Fenner & Smith Incorporated and Salomon Smith Barney Inc, as Managers acting on behalf of themselves and the other underwriters

US$500,000,000

TELSTRA CORPORATION LIMITED

(A.B.N. 33 051 775 556)

6.375% Notes Due 2012

UNDERWRITING AGREEMENT

March 26, 2002

March 26, 2002

Telstra Corporation Limited,
242 Exhibition Street,
Melbourne, Victoria 3000,
AUSTRALIA

Underwriting Agreement

Dear Sirs:

We (the "Managers") are acting on behalf of the underwriters (including ourselves) named below (such underwriters being herein called the "Underwriters"), and we understand that Telstra Corporation Limited (A.B.N. 33 051 775 556), a company incorporated in the Commonwealth of Australia (the "Company"), proposes to issue and sell US$500,000,000 aggregate principal amount of its 6.375% Notes Due 2012 (the "Securities").

The Securities will be issued pursuant to the provisions of an Indenture to be dated as of April 1, 2002 (the "Indenture"), to be entered into by the Company and Bankers Trust Company, as trustee (the "Trustee").

Subject to the terms and conditions set forth or incorporated by reference herein, the Company hereby agrees to sell and the Underwriters agree to purchase, severally and not jointly, the principal amounts of Securities set forth below opposite their names at 98.859% of the principal amount:

Name	Principal Amount of Securities
Merrill Lynch, Pierce, Fenner & Smith Incorporated	US$225,000,000
Salomon Smith Barney Inc.	225,000,000
Credit Suisse First Boston Corporation	25,000,000
J.P. Morgan Securities Inc.	25,000,000
Total	US$500,000,000

The Underwriters will pay for the Securities upon delivery thereof through the book-entry facilities of the Depository Trust Company at 9:30am (New York time) on April 3, 2002. Payment for the Securities will be made by wire transfer in immediately available funds to the Company's account 3621-5396 at Citibank N.A., New York CP0008. The time and date of such payment and delivery are hereinafter referred to as the Closing Date. For purposes of Rule 15c6-1, the Closing Date shall be the date for payment of funds and delivery of securities for all the Securities sold pursuant to the Offering.

The Securities shall have the terms set forth in the prospectus dated March 26, 2002, including the following:

Terms of Securities

Maturity Date:	April 1, 2012
Interest Rate:	6.375%
Redemption Provisions:	Early redemption for certain specified tax reasons as provided in the Prospectus. Redemption at the option of the Company of some or all of the Securities at any time at redemption prices equal to their principal amount plus a "make-whole premium" and accrued and unpaid interest and additional amounts as provided in the Prospectus.
Interest Payment Dates:	April 1 and October 1 commencing October 1, 2002
Form and Denomination:	Registered, without coupons. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Currency:	U.S. dollars.

As requested by the Underwriters, the Company confirms that it has applied for the Securities to be admitted to listing on the Official List maintained by the UK Listing Authority and to trading by the London Stock Exchange and agrees to use all reasonable endeavours to maintain such listing for so long as it remains obliged to make any payment in respect of the Securities.

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by a standard form of telecommunication. Notices to the Underwriters shall be directed to the Representatives at North Tower, World Financial Center, New York, New York 10281-1201, attention: Legal Department, with a copy to the Representatives at 388 Greenwich Street, New York, New York

10013, attention: General Counsel; and notices to the Company shall be directed to the Company at 242 Exhibition Street, Melbourne, Victoria 3000, Australia, attention: Company Secretary.

Except as provided above with respect to payment of the Securities, all provisions contained in the document entitled Telstra Corporation Limited Underwriting Agreement Standard Provisions, dated March 26, 2002, (the "Standard Provisions"), a copy of which is attached hereto, are herein incorporated by reference in their entirety and shall be deemed to be a part of this Agreement to the same extent as if such provisions had been set forth in full herein, except that if any term defined in such document is otherwise defined herein, the definition set forth herein shall control.

The Company confirms that it has provided a letter to the Underwriters for the purpose of assisting the Underwriters in complying with the representation contained in clause 3(e) of the Standard Provisions enclosing a list of the subsidiaries of the Company incorporated outside Australia and other entities of the Company outside Australia in which the Company has a greater than 50% interest. Each of these subsidiaries and entities should be treated as an associate of the Company for the purposes of Section 128F of the Income Tax Assessment Act 1936 of Australia.

Please confirm your agreement by having an authorized officer sign a copy of this Agreement in the space set forth below:

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
SALOMON SMITH BARNEY INC.

Acting severally on behalf of themselves and the other Underwriters

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

Accepted on the date first written

TELSTRA CORPORATION LIMITED
(A.B.N. 33 051 775 556)

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

TELSTRA CORPORATION LIMITED
UNDERWRITING AGREEMENT
STANDARD PROVISIONS

March 26, 2002

From time to time, Telstra Corporation Limited (A.B.N. 33 051 775 556), a company incorporated in the Commonwealth of Australia (the "Company"), may enter into one or more underwriting agreements that provide for the sale of designated securities (the "Securities") to the several underwriters named therein (the "Underwriters"). The term "Managers" refers to the firms designated as representatives of the Underwriters. The standard provisions set forth herein may be incorporated by reference in any such underwriting agreement (an "Underwriting Agreement"). The Securities will be issued pursuant to the provisions of an Indenture to be dated as of April 1, 2002 (the "Indenture") to be entered into by the Company and Bankers Trust Company, as Trustee (the "Trustee"). The Underwriting Agreement, including the provisions incorporated therein by reference, is herein referred to as this Agreement. Terms defined in the Underwriting Agreement are used herein as therein defined.

The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement, including a prospectus, relating to the Securities and has filed with, or transmitted for filing to, or shall promptly hereafter file with or transmit for filing to, the Commission a prospectus supplement (the "Prospectus Supplement") relating to the Securities pursuant to Rule 424 under the Securities Act of 1933, as amended (the "Securities Act"). The term "Basic Prospectus" means the prospectus included in the Registration Statement (as defined herein). The term "Prospectus" means the Basic Prospectus together with the Prospectus Supplement. As used herein, the terms "Basic Prospectus" and "Prospectus" shall include in each case the documents, if any, incorporated by reference therein.

1. Representations and Warranties of the Company: The Company represents and warrants to, and agrees with, each of the Underwriters that:

(a) A registration statement on Form F-3 (File No. 333-12866) (the "Initial Registration Statement") in respect of the Securities has been filed with the Commission; the Initial Registration Statement and any post-effective amendment thereto, each in the form heretofore delivered or to be delivered to the Managers and, excluding exhibits to the Initial Registration Statement, but including all documents incorporated by reference in the prospectus contained therein, have been declared effective by the Commission in such form; other than a registration statement, if any, increasing the size of the offering (a "Rule 462(b) Registration Statement"), filed pursuant to Rule 462(b) under the Securities Act, which became effective upon filing, no other document with respect to the Initial

Registration Statement or document incorporated by reference therein has heretofore been or transmitted for filing with the Commission (other than prospectuses filed pursuant to Rule 424(b) of the rules and regulations of the Commission under the Securities Act, each in the form heretofore delivered to the Managers); and no stop order suspending the effectiveness of the Initial Registration Statement, any post-effective amendment thereto or the Rule 462(b) Registration Statement, if any, has been issued and no proceeding for that purpose has been initiated or threatened by the Commission (any preliminary prospectus included in the Initial Registration Statement or filed with the Commission pursuant to Rule 424(a) under the Securities Act, is hereinafter called a "Preliminary Prospectus"; the various parts of the Initial Registration Statement and the Rule 462(b) Registration Statement, if any, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the Initial Registration Statement at the time such part of the Initial Registration Statement became effective but excluding Form T-1, each as amended at the time such part of the Initial Registration Statement became effective or such part of the Rule 462(b) Registration Statement, if any, became or hereafter becomes effective, are hereunder collectively called the "Registration Statement"; the prospectus relating to the Securities, in the form in which it has most recently been filed, or transmitted for filing, with the Commission on or prior to the date of this Agreement, being hereinafter called the "Prospectus"; any reference herein to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to the applicable form under the Securities Act, as of the date of such Preliminary Prospectus or Prospectus, as the case may be; any reference to any amendment or supplement to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after the date of such Preliminary Prospectus or Prospectus, as the case may be, under the Exchange Act, and incorporated by reference in such Preliminary Prospectus or Prospectus, as the case may be; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Sections 13(a) or 15(d) of the Exchange Act after the effective date of the Initial Registration Statement that is incorporated by reference in the Registration Statement; and any reference to the Prospectus as amended or supplemented shall be deemed to refer to the Prospectus as amended or supplemented in relation to the applicable Securities in the form in which it is filed with the Commission pursuant to Rule 424(b) under the Securities Act, including any documents incorporated by reference therein as of the date of such filing);

(b) The documents incorporated by reference in the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; *provided, however*, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Managers expressly for use in the Prospectus as amended or supplemented relating to such Securities;

(c) The Registration Statement and the Prospectus conform, and any further amendments to the Registration Statement or the Prospectus will conform, in all material respects to the requirements of the Securities Act and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act") and the rules and regulations of the Commission thereunder and do not and will not, as of the applicable effective date as to the Registration Statement and any amendment thereto and as of the applicable filing date as to the Prospectus and any amendment or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; *provided, however,* that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Managers expressly for us in the Prospectus as amended or supplemented relating to such Securities;

(d) The Company has been duly incorporated, is validly existing under the laws of the Commonwealth of Australia, is not in liquidation under such laws and has corporate power and authority to own its properties and conduct its business as described in the Prospectus.

(e) This Agreement has been duly authorized, executed and delivered by the Company.

(f) The Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized, executed and delivered by the Company and is a valid and binding agreement of the Company, enforceable in accordance with its terms subject to (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors' rights generally and (ii) rights of acceleration, if any, and the availability of equitable remedies may be limited by equitable principles of general applicability.

(g) The Securities have been duly authorized and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of this Agreement, will be entitled to the benefits of the Indenture, and will valid and binding obligations of the Company, enforceable in accordance with their terms subject to (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors' rights generally and (ii) rights of acceleration, if any, and the availability of equitable remedies may be limited by equitable principles of general applicability

(h) No consent, approval, authorization or order of, or filing with, any governmental agency or body or any court is required to be obtained or made by the Company for the consummation of the transactions contemplated by this Agreement and the Indenture, except such as have been obtained and made under the Securities Act and the Exchange Act, and such as may be required under state or foreign securities laws in connection with the purchase and distribution of the Securities by the Underwriters.

(i) The execution and delivery by the Company, and the performance of the Company of its obligations under this Agreement, the Indenture and the Securities will not result in a breach or violation of any of the terms and provisions of, or constitute a default under: (i) any statute, any rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or any subsidiary; (ii) any agreement or instrument to which the Company or any such subsidiary is a party or by which the Company or any such subsidiary is bound or to which any of the properties of the Company or any such subsidiary is subject; or (iii) the charter or by-laws or other constitutive documents of the Company or any such subsidiary, except such breaches, violations or defaults which would not individually or in the aggregate have a material adverse effect on the condition (financial or otherwise) or the earnings or business of the Company and its subsidiaries, taken as a whole ("Material Adverse Effect").

(j) Neither the Company nor any of its subsidiaries is in violation of any statute, any rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or any subsidiary relating to occupational safety and health or to the storage, handling or transportation of hazardous or toxic materials, except any such violation which would not, singly or in the aggregate, have a Material Adverse Effect, except as described in or contemplated by the Prospectus.

(k) Except as disclosed in the Prospectus, there are no pending actions, suits or proceedings against or affecting the Company or any of its properties that, if determined adversely to the Company would, individually or in the aggregate, have a Material Adverse Effect, or would materially and adversely affect the ability of the Company to perform its obligations under this Agreement; and no such actions, suits or proceedings are threatened or, to the Company's knowledge, contemplated.

(l) The Company is not, and after giving effect to the offering and the Securities will not be, an "investment company" as defined in the U.S. Investment Company Act of 1940, as amended.

(m) None of the Company or any of their affiliates does business with the government of Cuba or with any person or affiliate located in Cuba.

(n) The historical financial statements included in the Registration Statement and the Prospectus present fairly the financial position of the Company and its consolidated subsidiaries as of the dates shown, and, except as otherwise disclosed in the Prospectus, such financial statements have been prepared in conformity with generally accepted accounting principles in Australia applied on a consistent basis; the schedules included in the Registration Statement present fairly the information required to be stated therein.

(o) The Prospectus Supplement will be filed in a manner and within the time period required by Rule 424(b) of the Securities Act; and no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or threatened by the Commission.

2. Payment and Delivery. Payment for the Securities shall be made to the Company by wire transfer of immediately available funds at the time and place set forth in the Underwriting Agreement (the "Closing Date"), upon delivery to the Manager for the respective accounts of the several Underwriters of the Securities registered in such names and in such denominations as the Manager shall request in writing not less than two full business days prior to the date of delivery.

3. Representations, Warranties and Agreements of each of the Underwriters.

(a) Each Underwriter represents and agrees severally and not jointly, that (i) it has not made or invited, and will not make or invite, an offer of the Securities for issue, sale or purchase in Australia (including an offer or invitation which is received by a person in Australia), and (ii) it has not distributed or published, and will not distribute or publish, the Prospectus or any other draft or definitive offering material or advertisement relating to the Securities in Australia.

(b) Each Underwriter represents and agrees severally and not jointly, that (i) it has not offered or sold and, prior to admission of the Securities to listing in accordance with Part VI of the Financial Services and Markets Act (FSMA) will not offer or sell, any Securities to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA; (ii) it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Securities in circumstances in which section 21(1) of the FSMA does not apply to the Company; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

(c) Each Underwriter represents and agrees that it will make the Prospectus publicly available in the capital markets in the United States.

(d) The Managers agree that they will ensure that at least one Underwriter offers Securities to at least 100 persons whom it regards as being likely to be interested in acquiring the Securities.

(e) Each Underwriter represents and agrees that, in connection with the primary distribution of the Securities, it will not sell the Securities to any person who is known by such Underwriter to be an associate of the Company for the purposes of section 128F of the Income Tax Assessment Act 1936 of Australia (other than an associate of the Company acting in the capacity of a dealer, manager or underwriter in relation to the placement of those Securities). For the avoidance of doubt, if a Underwriter does not know, or does not have reasonable grounds to suspect, that a person is an associate of the Company, nothing in this paragraph (e) obliges that Underwriter to make positive enquiries of that person to confirm that person is not an associate of the Company.

(f) Each Underwriter will provide to the Company, within 14 days of receipt of a request from the Company, such information as is reasonably required for the purposes of assisting the Company to demonstrate that the public offer test under section 128F of the Income Tax Assessment Act 1936 of Australia has been satisfied, but no Underwriter is obliged to disclose the identity of the purchaser or potential purchaser of any Securities or any information from which such identity might or would be capable of being ascertained, or any information the disclosure of which would be contrary to or prohibited by an relevant law, regulation or directive.

4. Conditions of Underwriters' Obligations. The several obligations of the Underwriters hereunder are subject to the following conditions:

(a) Subsequent to the execution and delivery of the Underwriting Agreement and prior to the Closing Date, there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change which review includes an indication that the direction of such possible change will be negative, in the rating accorded the Company's securities by any "nationally recognized statistical rating organization," as such term is defined for purposes of Rule 436(g)(2) under the Securities Act.

(b) The Managers shall have received on the Closing Date a certificate, dated the Closing Date and signed by either the Group Managing Director, Finance and Administration and Chief Financial Officer, the Corporate Treasurer or other Authorized Officer of the Company to the effect set forth in clause (a) above with respect to the Company's securities, and to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied on or before the Closing Date.

(c) The Managers shall have received on the Closing Date an opinion of Mallesons Stephen Jaques, the Company's Australian counsel, dated the Closing Date, substantially in the form of Exhibit A.

(d) The Managers shall have received on the Closing Date an opinion of Carmel Mulhern, General Counsel, Finance and Administration, of the Company, dated the Closing Date, substantially in the form of Exhibit B.

(e) The Managers shall have received on the Closing Date an opinion and letter of Sullivan & Cromwell, United States counsel for the Company, dated the Closing Date, to the effect that:

(i) the Indenture has been duly qualified under the Trust Indenture Act and constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

(ii) the Securities have been duly authorized, executed, authenticated, issued and delivered and constitute valid and legally binding obligations of the Company enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

(iii) all regulatory consents, authorizations, approvals and filings required to be obtained or made by the Company under the Federal law of the United States and the laws of the State of New York for the issuance, sale and delivery of the Securities by the Company to the Underwriters have been obtained or made;

(iv) the Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Company's Registration Statement, the Basic Prospectus and the Prospectus Supplement, will not be an "investment company" as defined in the Investment Company Act of 1940, as amended; and

(v) such counsel reviewed the Registration Statement, the Basic Prospectus and the Prospectus Supplement, participated in discussions with representatives of the Managers and those of the Company, and advised the Company as to requirements of the Securities Act and the applicable rules and regulation thereunder; on the basis of the information that they gained in the course of the performance of such services, considered in the light of their understanding of the applicable law (including the requirements of Form F-3 and the character of the prospectus contemplated thereby) and the experience they have gained through their practice under the Securities Act, such counsel confirms to the Managers that, in their opinion, the Registration Statement (except for financial statements and schedules included therein as to which such counsel need not express any opinion), as of its effective date, and the Basic Prospectus, as supplemented by the Prospectus Supplement, as of the date of the Prospectus Supplement, appeared on their face to be appropriately responsive, in all material respects, to the requirements of the Securities Act, the Trust Indenture Act and the applicable rules and regulations of the Commission under the Securities Act and the Trust Indenture Act; and that (x) nothing that came to their attention in the course of such review has caused them to believe that the Registration Statement, including each document filed pursuant to the Exchange Act and incorporated by reference in the Prospectus (except for financial statement and schedules included therein as to which such counsel need not express any opinion), as of its effective date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading or that the Basic Prospectus, as supplemented by the Prospectus Supplement, as of the date of the Prospectus Supplement, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (y) on the basis of procedures between the date of the Prospectus Supplement and the time of delivery of such letter which are described in such letter, nothing that has come to their attention in the course of such procedures has caused them to believe that the Basic Prospectus, as supplemented by the Prospectus Supplement, as of the date and time of delivery of such letter, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. In rendering the letter pursuant to this clause (v), such counsel may say that the limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process are such, however, that they do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Basic Prospectus or the Prospectus Supplement except for those made under the captions "Description of Debt Securities We May Offer" and "Taxation – United States Taxation" in the Basic Prospectus and "Description of the Notes" and "Taxation – United States Taxation" in the Prospectus Supplement, insofar as they relate to provisions of documents or of U.S. Federal law therein described; and that they do not express any opinion or belief as to the financial statements or other financial data contained in the Registration Statement, the Basic Prospectus or the Prospectus Supplement or to the statement of eligibility and qualification of the Trustee under the Indenture; and that their letter is furnished as counsel for the Company to the Managers and is solely for the benefit of the several Underwriters.

In rendering such opinion and letter, Sullivan & Cromwell may rely as to certain matters on information obtained from public officials, officers and directors of the Company and other sources believed by them to be responsible and may assume the due authorization, execution, issuance and delivery and enforceability under Australian law of the Securities and all agreements referred to therein and that the Indenture has been duly authorized, executed and delivered by the Trustee, that the Securities conform to the specimens thereof examined by them, that the Trustee's certificates of authentication of the Securities have been manually signed by one of the Trustee's authorized officers, and the signatures on all documents examined by them are genuine, assumptions which such counsel have not independently verified:

(f) The Managers shall have received on the Closing Date an opinion of Davis Polk & Wardwell, counsel for the Underwriters, dated the Closing Date, with respect to the issuance and sale of the Securities, the Indenture, the Registration Statement, the final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

It is understood that in giving its opinion Davis Polk & Wardwall may rely, as to matters to fact, on certificates of officers and directors of the Company , and may assume the due authorization, execution, issuance and delivery and enforceability under Australian law of the Securities and all agreements referred to therein and that the Indenture has been duly authorized, executed and delivered by the Trustee, that the Securities conform to the specimens thereof examined by them, that the Trustee's certificates of authentication of the Securities have been manually signed by one of the Trustee's authorized officers, and the signatures on all documents examined by them are genuine, assumptions which such counsel has not independently verified.

The opinions of Sullivan & Cromwell, Mallesons Stephen Jaques and Carmel Mulhern referred to above shall be rendered to the Underwriters at the request of the Company and shall state so therein.

(g) The Managers shall have received on the Closing Date a letter dated the Closing Date, in form and substance satisfactory to the Managers, from Ernst & Young, independent chartered accountants for the Company, containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained in or incorporated by reference into the Prospectus.

(h) No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the Securities; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the Securities.

(i) Subsequent to the execution and delivery of this Agreement there shall not have occurred any of the following: (i) trading in securities generally on the New York Stock Exchange, the American Stock Exchange or the over-the-counter market shall have been suspended or limited by any such exchange or by any other regulatory body or governmental authority having jurisdiction, or trading in any securities of the Company on the New York Stock Exchange or the Australian Stock Exchange shall have been suspended, or a material disruption shall have occurred in commercial banking or securities settlement or clearance services in the United States or Australia or (ii) any moratorium on commercial banking activities shall have been declared by U.S. federal or New York state authorities or (iii) an outbreak or escalation of hostilities or a declaration by the United States of a national emergency or war, or other calamity or crisis, or any material adverse change in the financial markets in the United States, the effect of which is so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the sale or the delivery of the Securities on the terms and in the manner contemplated by this Agreement and in the Prospectus.

(j) Prior to the Closing Date, the Company shall have furnished to the Managers such further information, certificates and documents as the Representatives may reasonably request.

5. Further Agreements of the Company. In further consideration of the agreements of the Underwriters herein contained, the Company covenants as follows:

(a) The Company will advise the Representatives of the institution by the Commission of any stop order proceedings in respect of the Registration Statement and of the receipt of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction and will use its best efforts to prevent the issuance of any such stop order or the suspension of any such qualification and to obtain as soon as possible the lifting of such stop order or suspension, if issued.

(b) To furnish to the Managers, without charge, two signed copies of the Registration Statement (including exhibits thereto) and for delivery to each other Underwriter a conformed copy of the Registration Statement (without exhibits thereto) and, during the period mentioned in paragraph (c) below, as many copies of the Prospectus, any documents incorporated by reference therein and any supplements and amendments thereto or to the Registration Statement as the Managers may reasonably request.

(c) Before amending or supplementing the Registration Statement or the Prospectus, to furnish to the Managers a copy of each such proposed amendment or supplement.

(d) If, during such period after the first date of the public offering of the Securities as in the opinion of counsel for the Underwriters the Prospectus is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances when the Prospectus is delivered to a purchaser, not misleading, or if it is necessary to amend or supplement the Prospectus to comply with law, forthwith to prepare, and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses the Managers will furnish to the Company) to which Securities may have been sold by the Managers on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus is delivered to a purchaser, be misleading or so that the Prospectus, as so amended or supplemented, as the case may be, will comply with law.

(e) To endeavor to qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Managers shall reasonably request (provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction) and to pay all expenses (including fees and disbursements of counsel) in connection with such qualification and in connection with (i) the determination of the eligibility of the Securities for investment under the laws of such jurisdictions as the Managers may designate and (ii) any review of the offering of the Securities by the National Association of Securities Dealers, Inc.

(f) To make generally available to the Company's security holders and to the Managers as soon as practicable an earning statement covering the twelve-month period ending June 30, 2002 that satisfies the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(g) Whether or not any sale of Securities is consummated, to pay all expenses incident to the performance of its obligations under this Agreement, including: (i) the preparation and filing of the Registration Statement and the Prospectus and all amendments and supplements thereto, (ii) the preparation, issuance and delivery of the Securities, (iii) the fees and disbursements of the Company's counsel and accountants and of the Trustee and its counsel, (iv) the printing and delivery to the Underwriters in quantities as hereinabove stated of copies of the Registration Statement and all amendments thereto and of the Prospectus and any amendments or supplements thereto and (v) any fees charged by rating agencies for the rating of the Securities.

6. Indemnification and Contribution

(a) The Company agrees to indemnify and hold harmless each Underwriter and each person, if any, who controls such Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred by any Underwriter or any such controlling person in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus or the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Managers expressly for use therein; provided that the foregoing indemnity agreement with respect to any preliminary prospectus shall not inure to the benefit of any Underwriter from whom the person asserting any such losses, claims, damages or liabilities purchased Securities, or any person so controlling such Underwriter, (i) if a copy of the Prospectus (as then amended or supplemented if the Company shall have furnished sufficient copies of amendments or supplements thereto to such Underwriter) was not sent or given by or on behalf of such Underwriter to such person, if required by law to have been so delivered, at or prior to the written confirmation of the sale of the Securities to such person, and (ii) if the Prospectus (as so amended or supplemented) would have fully cured the defect giving rise to such loss, claim, damage or liability.

(b) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company and its directors and its officers and its authorized representative in the United States who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through the Managers expressly for use in the Registration Statement, any preliminary prospectus, the Prospectus or any amendments or supplements thereto.

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either of the two preceding paragraphs, such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Managers referred to in the Underwriting Agreement in the case of parties indemnified pursuant to the second preceding paragraph, and by the Company , in the case of parties indemnified pursuant to the first preceding paragraph. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d) If the indemnification provided for in the first or second paragraph of this clause (6) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Securities shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Securities (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of the Prospectus Supplement, bear to the aggregate public offering price of the Securities. The relative fault of the Company on the one hand and of the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters' respective obligations to contribute pursuant to this clause (6) are several in proportion to the respective principal amounts of Securities they have purchased hereunder, and not joint.

(e) The Company and the Underwriters agree that it would not be just or equitable if contribution pursuant to this clause (6) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, and subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this clause (6), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this clause (6) are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f) The indemnity and contribution provisions contained in this clause 6 and the representations and warranties of the Company contained in this

Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter or any person controlling any Underwriter or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Securities.

7. Submission to Jurisdiction; Appointment of Process Agent. The Company agrees that any legal suit, action or proceeding brought by any Underwriter or any person controlling any Underwriter arising out of or relating to this Agreement or the transactions contemplated hereby may be instituted in any federal or state court sitting in New York City and irrevocably submits to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding. The Company irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its respective property, the Company irrevocably waives such immunity in respect of its obligations hereunder. The Company agrees that a final judgment in any such suit, action or proceeding shall be conclusive and binding upon itself and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. The Company has irrevocably appointed CT Corporation System as its agent (the "Process Agent") to accept and acknowledge, on behalf of the Company, service of copies of the summons and complaints and any other process which may be served in any such suit, action or proceeding brought and shall deliver to the Managers written evidence satisfactory to the Managers that the Process Agent has been duly empowered to so act. The Company agrees that service of process upon the Process Agent at its office at 111 Eighth Avenue, New York, New York 10011 (or such other address in the Borough of Manhattan, New York City, as the Company, may designate by written notice to the Managers and written notice of said process mailed or delivered to the Company at 242 Exhibition Street, Melbourne, Victoria, 3000, Australia, Attention: Corporate Treasurer (or at such other address or to such other person as the Company may designate by written notice to the Managers, shall be deemed in every respect effective service of process upon the Company in any such suit, action or proceeding and shall be taken and held to be valid personal service upon the Company. The Company agrees to take all action as may be necessary to continue the appointment of CT Corporation System as Process Agent in full force and effect. The Company agrees to have at all times a Process Agent for the above purposes in New York City and to irrevocably appoint promptly another Process Agent satisfactory to the Managers (and to deliver to the Managers written evidence satisfactory to the Managers of such appointment) if CT Corporation System shall cease to act as Process Agent for the Company. Nothing herein shall affect the right of any Underwriter or any person controlling any Underwriter to serve process in any manner permitted by law or limit the right of any Underwriter or any person controlling any Underwriter to bring proceedings against the Company in the courts of any jurisdiction or jurisdictions.

8. Judgment Currency. The Company agrees that any amount required to be paid by it hereunder shall be payable in U.S. dollars and its obligation to make any such payment shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment in any other currency, except to the extent that such tender or recovery shall result in the full amount of U.S. dollars expressed to be payable being received. The obligations of the Company to make U.S. dollar payments shall be enforceable as an alternative or additional cause of action for the purpose of recovery in U.S. dollars of the amount, if any, by which such actual receipt shall fall short of the full amount of U.S. dollars expressed to be payable. The Company agrees that, if for the purpose of obtaining judgment in any proceeding relating to its obligations hereunder, it is necessary to convert a sum payable by the Company in U.S. dollars, the rate of exchange used shall be the noon buying rate in New York City for cable transfers in foreign currencies as certified for custom purposes by the Federal Reserve Bank of New York for the business day immediately preceding that on which final judgment is given.

9. Defaulting Underwriters. If, on the Closing Date, any one or more of the Underwriters shall fail or refuse to purchase Securities that it or they have agreed to purchase hereunder on such date, and the aggregate principal amount of Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate principal amount of the Securities to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the principal amount of Securities set forth opposite their respective names in the Underwriting Agreement bears to the principal amount of Securities set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as the Managers may specify, to purchase the Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the principal amount of securities that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this clause 9 by an amount in excess of one-ninth of such principal amount of Securities without the written consent of such Underwriter. If, on the-Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Securities and the aggregate principal amount of Securities with respect to which such default occurs is more than one-tenth of the aggregate principal amount of Securities to be purchased on such date, and arrangements satisfactory to the Managers and the Company for the purchase of such Securities are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company. In any such case either the Managers or the Company shall have the right to postpone the Closing Date but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement and in the Prospectus or in any other documents or arrangements may be effected. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

10. Expenses. If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement, the Company

will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder.

11. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

12. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York; provided that all matters governing the authorization and execution of this Agreement by the Company shall be governed by the laws of the Commonwealth of Australia.

13. Amendments. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

14. Headings. The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

Form of Indenture, dated April 1, 2002, between Telstra Corporation Limited and Bankers Trust Company, as Trustee

Telstra Corporation Limited

(A.B.N. 33 051 775 556)

TO

Bankers Trust Company,

Trustee

Indenture

Dated as of April 1, 2002

Certain Sections of this Indenture relating to Sections 310 through 318, inclusive, of the Trust Indenture Act of 1939:

NOTE: This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

TABLE OF CONTENTS

PAGE

PAGE

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INDENTURE, dated as of April 1, 2002 between TELSTRA CORPORATION LIMITED, Australian Business Number 33 051 775 556, a corporation duly organized and existing under the laws of the Commonwealth of Australia (herein called the "Company"), having its principal office at 242 Exhibition Street, Melbourne, Victoria 3000, Australia, and Bankers Trust Company, a banking corporation duly organized and existing under the laws of the State of New York, United States of America, as Trustee (herein called the "Trustee").

RECITALS OF THE COMPANY

The Company has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness (herein called the "Securities"), to be issued in one or more series as in this Indenture provided.

All things necessary to make this Indenture a valid agreement of the Company, in accordance with its terms, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Securities or of series thereof, as follows:

ARTICLE ONE

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 101. *Definitions.*

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(2) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(3) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles in Australia, and, except as otherwise herein expressly provided, the term "generally accepted accounting principles" with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted at the date of such computation;

(4) unless the context otherwise requires, any reference to an "Article" or a "Section" refers to an Article or a Section, as the case may be, of this Indenture; and

(5) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

"Act", when used with respect to any Holder, has the meaning specified in Section 104.

"Additional Amounts", has the meaning specified in Section 1008.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control " when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Australia" means the Commonwealth of Australia and its States, territories and possessions.

"Australian Dollar" or "A$" means an Australian dollar or other equivalent unit in such coin or currency of Australia as at the time of payment shall be legal tender for the payment of public and private debts.

"Authenticating Agent" means any Person authorized by the Trustee pursuant to Section 614 to act on behalf of the Trustee to authenticate Securities of one or more series.

"Authorized Officer" means any person (whether designated by name or the individuals for the time being holding a designated office) appointed by or pursuant to a Board Resolution for the purpose, or a particular purpose, of this Indenture, provided that written notice of such appointment shall have been given to the Trustee.

"Board of Directors" means either the board of directors of the Company or any duly authorized committee of that board.

"Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

"Business Day", when used with respect to any Place of Payment, except as may otherwise be provided in the form of Securities for a particular Series, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment are authorized or obligated by law or executive order to close.

"Commission" means the Securities and Exchange Commission, from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

"Company" means the Person named as the "Company" in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Company" shall mean such successor Person.

"Company Request" or "Company Order" means a written request or order signed in the name of the Company by any of its Directors and/or Authorized Officers, and delivered to the Trustee.

"Corporate Trust Office" means the principal office of the Trustee at which at any particular time its corporate trust business shall be administered, which office at the date of the execution of this Indenture is Four Albany Street, New York, New York, 10006, Attention: Corporate Trust and Agency, or at any other time at such other address as the Trustee may designate from time to time by notice to the Company.

"Corporation" means a corporation, association, company (including, without limitation, a limited liability company), joint-stock company or business trust.

"Corporations Act" means the Corporations Act 2001 of the Commonwealth of Australia.

"Covenant Defeasance" has the meaning specified in Section 1303.

"Defaulted Interest" has the meaning specified in Section 307.

"Defeasance" has the meaning specified in Section 1302.

"Depositary" means, with respect to Securities of any series issuable in whole or in part in the form of one or more Global Securities, a clearing agency registered under the Exchange Act that is designated to act as Depositary for such Securities as contemplated by Section 301.

"Director" means any member of the board of directors of the Company.

"Dollar" or "$" means a dollar or other equivalent unit in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

"Encumbrance" means any mortgage, charge, pledge, lien or security interest (other than one arising by operation of law).

"Event of Default" has the meaning specified in Section 501.

"Exchange Act" means the Securities Exchange Act of 1934 and any statute successor thereto, in each case as amended from time to time.

"Expiration Date" has the meaning specified in Section 104.

"Global Security" means a Security that evidences all or part of the Securities of any series and bears the legend set forth in Section 204 (or such legend as may be specified as contemplated by Section 301 for such Securities).

"Holder" means a Person in whose name a Security is registered in the Security Register.

"Indebtedness" means any obligation in respect of moneys borrowed or raised which is in the form of, or represented or evidenced by, notes, bonds, debentures, or other similar debt instruments which are, or are capable of being, listed, quoted, ordinarily dealt in or traded on any recognized stock exchange, over the counter or other securities markets. For the purposes of avoiding any doubt in respect of asset-backed financings originated by the Company, the expressions "assets" and "obligations in respect of moneys borrowed or raised" as used in this definition do not include assets and obligations of the Company which, pursuant to the requirements of law and generally accepted accounting principles in Australia need not, and are not, reflected in the balance sheet of the Company.

"Indenture" means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, including, for all purposes of this instrument and any such supplemental indenture, the provisions of the Trust Indenture Act that are deemed to be a part of and govern this instrument and any such supplemental indenture, respectively. The term "Indenture" shall also include the terms of particular series of Securities established as contemplated by Section 301.

"Insolvency Event" means the happening of any of the following events:

(1) except to reconstruct or amalgamate while solvent, the Company enters into or resolves to enter into, a scheme of arrangement, deed of company arrangement or composition with, or assignment for the benefit of, all or any class of its creditors, or proposes a reorganization, moratorium or other administration involving any of them; or

(2) an effective resolution of the Company is passed for the Winding Up of the Company, except for a Winding Up in relation to a reconstruction or amalgamation of the Company while it is solvent, or an order is made by an Australian court that the Company be wound up or the Company is otherwise wound up or dissolved; or

(3) the Company is or states that it is unable to pay its debts when they fall due; or

(4) execution or other process issued on a judgment, decree or order of an Australian court in favor of one or more of the creditors of the Company for a monetary amount of A$50,000,000 or more, or its equivalent in any other currency, is returned wholly or partially unsatisfied.

"Interest", when used with respect to an Original Issue Discount Security which by its terms bears interest only after Maturity, means interest payable after Maturity.

"Interest Payment Date", when used with respect to any Security, means the Stated Maturity of an instalment of interest on such Security.

"Investment Company Act" means the Investment Company Act of 1940 and any statute successor thereto, in each case as amended from time to time.

"Maturity", when used with respect to any Security, means the date on which the principal of such Security or an instalment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

"Notice of Default" means a written notice of the kind specified in Section 501(3) or 501(4).

"Officer's Certificate" means a certificate signed by any of its Directors and/or Authorized Officers and delivered to the Trustee. Any Officer's Certificate given pursuant to Section 1004 shall be signed by the principal executive, financial or accounting officer of the Company.

"Opinion of Counsel" means a written opinion of counsel, who may be counsel for the Company, and who shall be reasonably acceptable to the Trustee.

"Original Issue Discount Security" means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502.

"Outstanding", when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, *except:*

(1) Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(2) Securities for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities; *provided* that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(3) Securities as to which Defeasance has been effected pursuant to Section 1302; and

(4) Securities which have been paid pursuant to Section 306 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands such Securities are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action hereunder as of any date, (A) the principal amount of an Original Issue Discount Security which shall be deemed to be Outstanding shall be the amount of the principal thereof which would be due and payable as of such date upon acceleration of the Maturity thereof to such date pursuant to Section 502, (B) if, as of such date, the principal amount payable at the Stated Maturity of a Security is not determinable, the principal amount of such Security which shall be deemed to be Outstanding shall be the amount as specified or determined as contemplated by Section 301, (C) the principal amount of a Security denominated in one or more foreign currencies or currency units which shall be deemed to be Outstanding shall be the U.S. Dollar equivalent, determined as of such date in the manner provided as contemplated by Section 301, of the principal amount of such Security (or, in the case of a Security described in Clause (A) or (B) above, of the amount determined as provided in such Clause), and (D) Securities owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Securities which the Trustee knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor.

"Paying Agent" means any Person authorized by the Company to pay the principal of or any premium or interest on any Securities on behalf of the Company.

"Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Place of Payment", when used with respect to the Securities of any series, means the place or places where the principal of and any premium and interest on the Securities of that series are payable as specified as contemplated by Section 301.

"Predecessor Security" of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 306 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security.

"Redemption Date", when used with respect to any Security to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

"Redemption Price", when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

"Regular Record Date" for the interest payable on any Interest Payment Date on the Securities of any series means the date specified for that purpose as contemplated by Section 301.

"Responsible Officer", when used with respect to the Trustee, means any officer within the Corporate Trust Office (or any successor group of the Trustee), including managing director, director, Vice President, assistant vice president, secretary, any assistant secretary, any assistant treasurer, associate, or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of such officer's knowledge of and familiarity with the particular subject.

"Securities" has the meaning stated in the first recital of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture.

"Securities Act" means the Securities Act of 1933 and any statute successor thereto, in each case as amended from time to time.

"Security Register" and "Security Registrar" have the respective meanings specified in Section 305.

"Special Record Date" for the payment of any Defaulted Interest means a date fixed by the Trustee pursuant to Section 307.

"Stated Maturity", when used with respect to any Security or any instalment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such instalment of principal or interest is due and payable.

"Subsidiary" of any Person has the meaning ascribed to the term "subsidiary" in relation to a body corporate by Section 9 of the Corporations Act.

"Trust Indenture Act" means the Trust Indenture Act of 1939 as in force at the date as of which this instrument was executed (except as provided in Section 905); *provided, however,* that in the event the Trust Indenture Act of 1939 is amended after such date, "Trust Indenture Act" means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

"Trustee" means the Person named as the "Trustee" in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean or include each Person who is then a Trustee hereunder, and if at any time there is more than one such Person, "Trustee" as used with respect to the Securities of any series shall mean the Trustee with respect to Securities of that series.

"U.S. Government Obligation" has the meaning specified in Section 1304.

"Vice President", when used with respect to the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title "vice president".

"Winding Up" means, in relation to a corporation, the liquidation, dissolution or other winding up of the corporation, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy.

SECTION 102. *Compliance Certificates and Opinions.*

Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee such certificates and opinions as may be required under the Trust Indenture Act. Each such certificate or opinion shall be given in the form of an Officer's Certificate, if to be given by an officer of the Company, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements of the Trust Indenture Act and any other requirements set forth in this Indenture.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (except for certificates provided for in Section 1004) shall include,

(1) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

SECTION 103. *Form of Documents Delivered to Trustee.*

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or opinion of counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

SECTION 104. *Acts of Holders; Record Dates.*

Any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 601) conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

The ownership of Securities shall be proved by the Security Register.

Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

The Company may set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders of Securities of such series, *provided* that the Company may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in the next paragraph. If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities of the relevant series on such record date, and no other Holders, shall be entitled to take the relevant action, whether or not such Holders remain Holders after such record date; *provided* that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities of such series on such record date. Nothing in this paragraph shall be construed to prevent the Company from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities of the relevant series on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Company, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustee in writing and to each Holder of Securities of the relevant series in the manner set forth in Section 106.

The Trustee may set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to join in the giving or making of (i) any Notice of Default, (ii) any declaration of acceleration referred to in Section 502, (iii) any request to institute proceedings referred to in Section 507(2) or (iv) any direction referred to in Section 512, in each case with respect to Securities of such series. If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities of such series on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; *provided* that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities of such series on such record date. Nothing in this paragraph shall be construed to prevent the Trustee from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities of the relevant series on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Company's expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Company in writing and to each Holder of Securities of the relevant series in the manner set forth in Section 106.

With respect to any record date set pursuant to this Section, the party hereto which sets such record dates may designate any day as the "Expiration Date" and from time to time may change the Expiration Date to any earlier or later day; *provided* that no such change shall be effective unless notice of the proposed new Expiration Date is given to the other party hereto in writing, and to each

Holder of Securities of the relevant series in the manner set forth in Section 106, on or prior to the existing Expiration Date. If an Expiration Date is not designated with respect to any record date set pursuant to this Section, the party hereto which set such record date shall be deemed to have initially designated the 180th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this paragraph. Notwithstanding the foregoing, no Expiration Date shall be later than the 180th day after the applicable record date.

Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to any particular Security may do so with regard to all or any part of the principal amount of such Security or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

SECTION 105. *Notices, Etc., to Trustee and Company.*

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(1) the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing (or sent by facsimile and confirmed in writing) to or with the Trustee at its Corporate Trust Office, Attention: Corporate Trust and Agency Services Department, or

(2) the Company by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if made, given, furnished or filed in writing (or sent by facsimile and confirmed in writing) to or with the Company at the address of its principal office specified in the first paragraph of this instrument and marked to the attention of the Company Secretary of the Company or at any other address or marked to the attention of any other person previously furnished in writing to the Trustee by the Company.

SECTION 106. *Notice to Holders; Waiver.*

Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his address as it appears in the Security Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

SECTION 107. *Conflict with Trust Indenture Act.*

If any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Act which is required under such Act to be a part of and govern this Indenture, the latter provision shall control. If any provision of this Indenture modifies or excludes any provision of the Trust Indenture Act which may be so modified or excluded, the latter provision shall be deemed to apply to this Indenture as so modified or to be excluded, as the case may be.

SECTION 108. *Effect of Headings and Table of Contents.*

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 109. *Successors and Assigns.*

All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

SECTION 110. *Separability Clause.*

In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 111. *Benefits of Indenture.*

Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

SECTION 112. *Governing Law.*

This Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York; *provided, however*, that the authorization and execution of this Indenture and the Securities by and on behalf of the Company, shall be governed by, and construed in accordance with, the laws of the Commonwealth of Australia.

SECTION 113. *Submission to Jurisdiction; Appointment of Agent for Service of Process.*

The Company hereby appoints C T Corporation System, acting through its office at 111 Eighth Avenue, New York, New York (or such other address in the Borough of Manhattan, The City of New York, as such agent shall furnish in writing to the Trustee) as its authorized agent (the "Authorized Agent") upon which process may be served in any legal action or proceeding against it with respect to its obligations under this Indenture or the Securities of any series, as the case may be, instituted in any federal or state court in the Borough of Manhattan, The City of New York by the

Holder of any Security, and agrees that service of process upon the Authorized Agent, together with written notice of said service mailed or delivered to the Company, addressed as provided in Section 105, shall be deemed in every respect effective service of process upon the Company in any such legal action or proceeding, and the Company hereby irrevocably submits to the non-exclusive jurisdiction of any such court in respect of any such legal action or proceeding and waives, to the extent it may effectively do so, any objection it may have to the laying of the venue of any such legal action or proceeding. Such appointment shall be irrevocable so long as the Holders of Securities shall have any rights pursuant to the terms of the Securities or of this Indenture until the appointment of a successor Authorized Agent by the Company and such successor's acceptance of such appointment. The Company reserves the right to appoint another Person located, or with an office, in the Borough of Manhattan, The City of New York, selected in its sole discretion, as a successor Authorized Agent, and upon acceptance of such appointment by such a successor the appointment of the prior Authorized Agent shall terminate. If for any reason C T Corporation System ceases to be able to act as the Authorized Agent or to have an address in the Borough of Manhattan, The City of New York, the Company will appoint a successor Authorized Agent in accordance with the preceding sentence. The Company further agrees to take any and all action, including the filing of any and all documents and instruments as may be necessary to continue such designation and appointment of such agent or successor in full force and effect for as long as required hereunder.

SECTION 114. *Legal Holidays.*

In any case where any Interest Payment Date, Redemption Date or Stated Maturity of any Security shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Indenture or of the Securities (other than a provision of any Security which specifically states that such provision shall apply in lieu of this Section)) payment of interest or principal (and premium, if any) need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date or Redemption Date, or at the Stated Maturity.

ARTICLE TWO

SECURITY FORMS

SECTION 201. *Forms Generally.*

The Securities of each series shall be in substantially the form set forth in this Article, or in such other form as shall be established by or pursuant to a Board Resolution or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or Depositary therefor or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution thereof. If the form of Securities of any series is established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by a Director, an Authorized Officer, the Secretary or an Assistant Secretary of the Company and delivered to the Trustee at or prior to the delivery of the Company Order contemplated by Section 303 for the authentication and delivery of such Securities.

The definitive Securities shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the officers executing such Securities, as evidenced by their execution of such Securities.

SECTION 202. *Form of Face of Security.*

[*Insert any legend required by the Internal Revenue Code and the regulations thereunder.*]

TELSTRA CORPORATION LIMITED
(AB.N. 33 051 775 556)

[Title of Security]

No. .... $.......

TELSTRA CORPORATION LIMITED, a corporation duly organized and existing under the laws of the Commonwealth of Australia (herein called the "Company", which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to ...., or registered assigns, the principal sum of .... Dollars on .... [*if the Security is to bear interest prior to Maturity, insert* — , and to pay interest thereon from .... or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on .... and .... in each year, commencing ...., at the rate of ....% per annum, until the principal hereof is paid or made available for payment [*if applicable, insert* — , *provided* that any principal and premium, and any such instalment of interest, which is overdue shall bear interest at the rate of ...% per annum (to the extent that the payment of such interest shall be legally enforceable), from the dates such amounts are due until they are paid or made available for payment, and such interest shall be payable on demand]. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the .... or .... (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture].

[*If the Security is not to bear interest prior to Maturity, insert* — The principal of this Security shall not bear interest except in the case of a default in payment of principal upon acceleration, upon redemption or at Stated Maturity and in such case the overdue principal and any overdue premium shall bear interest at the rate of ....% per annum (to the extent that the payment of such interest shall be legally enforceable), from the dates such amounts are due until they are paid or made available for payment. Interest on any overdue principal or premium shall be payable on demand. [Any such interest on overdue principal or premium which is not paid on demand shall bear interest at the rate of ......% per annum (to the extent that the payment of such interest on interest shall be legally enforceable), from the date of such demand until the amount so demanded is paid or made available for payment. Interest on any overdue interest shall be payable on demand.]]

Payment of the principal of (and premium, if any) and [*if applicable, insert* — any such] interest on this Security will be made at the office or agency of the Company maintained for that purpose in New York, New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts [*if applicable, insert* — ; *provided, however*, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register][*if applicable, insert* — ; and *provided further,* that notwithstanding the foregoing, payments of any interest on the Securities (other than at Maturity) may be made, in the case of a Holder of at least US$10,000,000 principal amount of Securities, by electronic funds transfer of immediately available funds to a United States dollar account maintained by the payee with a bank, provided such registered Holder so elects by giving written notice to a Paying Agent designating such account, no later than fifteen calendar days prior to the date for payment. Unless such designation is revoked by written notice to a Paying Agent, any such designation made by such Holder with respect to such Securities shall remain in effect with respect to any future payments with respect to such Securities payable to such Holder].

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated:

TELSTRA CORPORATION LIMITED
(A.B.N. 33 051 775 556)

By ....
Name:
Title:

SECTION 203. *Form of Reverse of Security.*

This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"), issued and to be issued in one or more series under an Indenture, dated as of April 1, 2002 (herein called the "Indenture", which term shall have the meaning assigned to it in such instrument), between the Company and Bankers Trust Company, as Trustee (herein called the "Trustee", which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof [*if applicable, insert* — , limited in aggregate principal amount to $...........][*if applicable, insert* —; *provided, however,* that the Company may from time to time or at any time, without the consent of the Holders of the Securities, create and issue additional Securities with terms and conditions identical to those of the Securities, which additional Securities shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the Securities].

The Securities of this series will constitute unsecured obligations of the Company and will rank *pari passu* without any preference among themselves and with all other existing and future unsecured and unsubordinated indebtedness of the Company, except indebtedness mandatorily preferred by law.

[*If applicable, insert* — The Securities of this series are subject to redemption upon not less than 30 days' notice by mail, [*if applicable, insert* — (1) on .... in any year commencing with the year ...... and ending with the year ...... through operation of the sinking fund for this series at a Redemption Price equal to 100% of the principal amount, and (2)] at any time [*if applicable, insert* — on or after ...., 20..], as a whole or in part, at the election of the Company, at the following Redemption Prices (expressed as percentages of the principal amount): If redeemed [*if applicable, insert* — on or before ...., ...%, and if redeemed] during the 12-month period beginning .... of the years indicated,

Year	Redemption Price	Year	Redemption Price

and thereafter at a Redemption Price equal to .....% of the principal amount, together in the case of any such redemption [*if applicable, insert* — (whether through operation of the sinking fund or otherwise)] with accrued interest to the Redemption Date, but interest instalments whose Stated Maturity is on or prior to such Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant Record Dates referred to on the face hereof, all as provided in the Indenture.]

[*If applicable, insert* — The Securities of this series are subject to redemption upon not less than 30 days' notice by mail, (1) on .... in any year commencing with the year .... and ending with the year .... through operation of the sinking fund for this series at the Redemption Prices for redemption through operation of the sinking fund (expressed as percentages of the principal amount) set forth in the table below, and (2) at any time [*if applicable, insert* — on or after ....], as a whole or in part, at the election of the Company, at the Redemption Prices for redemption otherwise than through operation of the sinking fund (expressed as percentages of the principal amount) set forth in the table below: If redeemed during the 12-month period beginning .... of the years indicated,

Year	Redemption Price For Redemption Through Operation of the Sinking Fund	Redemption Price For Redemption Otherwise Than Through Operation of the Sinking Fund

and thereafter at a Redemption Price equal to .....% of the principal amount, together in the case of any such redemption (whether through operation of the sinking fund or otherwise) with accrued interest to the Redemption Date, but interest instalments whose Stated Maturity is on or prior to such Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant Record Dates referred to on the face hereof, all as provided in the Indenture.]

[*If applicable, insert* — Notwithstanding the foregoing, the Company may not, prior to ...., redeem any Securities of this series as contemplated by [*if applicable, insert* — Clause (2) of] the preceding paragraph as a part of, or in anticipation of, any refunding operation by the application, directly or indirectly, of moneys borrowed having an interest cost to the Company (calculated in accordance with generally accepted financial practice) of less than .....% per annum.]

[*If applicable, insert* — The sinking fund for this series provides for the redemption on .... in each year beginning with the year .... and ending with the year ...... of [*if applicable, insert* — not less than $.......... ("mandatory sinking fund") and not more than] $......... aggregate principal amount of Securities of this series. Securities of this series acquired or redeemed by the Company otherwise than through [*if applicable, insert* — mandatory] sinking fund payments may be credited against subsequent [*if applicable, insert* — mandatory] sinking fund payments otherwise required to be made [*if applicable, insert* — , in the inverse order in which they become due].]

[*If the Security is subject to redemption of any kind, insert* — In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.]

[*If applicable, insert* — The Indenture contains provisions for defeasance at any time of [the entire indebtedness of this Security] [or] [certain restrictive covenants and Events of Default with respect to this Security] [, in each case] upon compliance with certain conditions set forth in the Indenture.]

[*If the Security is not an Original Issue Discount Security, insert* — If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.]

[*If the Security is an Original Issue Discount Security, insert* — If an Event of Default with respect to Securities of this series shall occur and be continuing, an amount of principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture. Such amount shall be equal to — *insert formula for determining the amount.* Upon payment (i) of the amount of principal so declared due and payable and (ii) of interest on any overdue principal, premium and interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Company's obligations in respect of the payment of the principal of and premium and interest, if any, on the Securities of this series shall terminate.]

All payments of, or in respect of, the principal of, and any premium and interest on, this Security by the Company shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Australia or any political subdivision or taxing authority thereof or therein unless such taxes, duties, assessments or governmental charges are required by Australia or any political subdivision or taxing authority thereof or therein to be withheld or deducted. In that event, the Company will pay such additional amounts of, or in respect of, the principal of, and any premium and interest on, the Securities ("Additional Amounts") as will result (after deduction of any such taxes, duties, assessments or governmental charges and any additional taxes, duties, assessments or governmental charges payable in respect of such) in the payment to the Holder of this Security of the amounts which would have been payable in respect of this Security had no such withholding or deduction been required, subject to certain exceptions set forth in Section 1008 of the Indenture.

[*If applicable insert* - In addition to the ability of the Company to redeem this Security pursuant to the foregoing, this Security may also be redeemed by the Company on the terms set forth, and as more fully described, in the Indenture, in certain circumstances where the Company or any successor Person to the Company substituted for the Company pursuant to Section 802 of the Indenture would be required to pay Additional Amounts in respect hereof as a result of any change in or amendment to the laws or regulations of, in the case of the Company or any successor Person organized and validly existing under the laws of Australia or any political subdivision thereof, Australia or, in the case of such a successor Person organized and validly existing under the laws of a jurisdiction other than Australia or any political subdivision thereof, the jurisdiction of organization of such successor Person, or, in each case, any political subdivision or taxing authority thereof or therein affecting taxation, or a change in any application or interpretation of such laws or regulations (including the decision of any court or tribunal) either generally or in relation to any particular Securities, which change, amendment, application or interpretation becomes effective, in the case of the Company or any successor Person organized and validly existing under the laws of Australia or any political subdivision thereof, on or after [*insert date of issuance of the Securities*] or, in the case of any successor Person organized and validly existing under the laws of a jurisdiction other than Australia or any political subdivision thereof, after the date on which such Person was substituted for the Company pursuant to Section 802 of the Indenture. If, in making any payment of, or in respect of, the principal amount of, or any premium or interest on, the Securities, the Company or such a successor Person would be required to pay any Additional Amounts with respect thereto, then the Securities will be redeemable upon not less than 30 nor more than 90 days' notice by mail, at any time thereafter, in whole but not in part, at the election of the Company or such successor Person as provided in the Indenture at their principal amount, together in the case of any such redemption with any accrued but unpaid interest to, the Redemption Date[; *provided, however*, that if this Security is designated an Original Issue Discount Security under the Indenture, this Security can be redeemed, in whole but not in part, at the election of the Company or such successor Person at the Redemption Price of [*insert Redemption Price or formula for determining the Redemption Price*]].]

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than 25% in principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity, and the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Sections 304, 906 or 1107 of the Indenture not involving any transfer, and any other expenses connected therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

THIS SECURITY AND THE INDENTURE WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, EXCEPT THAT THE AUTHORIZATION AND EXECUTION OF THIS SECURITY AND OF THE INDENTURE BY THE COMPANY WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE COMMONWEALTH OF AUSTRALIA.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

SECTION 204. *Form of Legend for Global Securities.*

Unless otherwise specified as contemplated by Section 301 for the Securities evidenced thereby, every Global Security authenticated and delivered hereunder shall bear a legend in substantially the following form:

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

SECTION 205. *Form of Trustee's Certificate of Authentication.*

The Trustee's certificates of authentication shall be in substantially the following form:

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:

BANKERS TRUST COMPANY,
As Trustee

By.......................................
Authorized Signatory

ARTICLE THREE

THE SECURITIES

SECTION 301. *Amount Unlimited; Issuable in Series.*

The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.

The Securities may be issued in one or more series. There shall be established in or pursuant to a Board Resolution and, subject to Section 303, set forth, or determined in the manner provided, in an Officer's Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Securities of any series,

(1) the title of the Securities of the series (which shall distinguish the Securities of the series from Securities of any other series);

(2) any limit upon the aggregate principal amount of the Securities of the series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Section 304, 305, 306, 906 or 1107 and except for any Securities which, pursuant to Section 303, are deemed never to have been authenticated and delivered hereunder);

(3) the Person to whom any interest on a Security of the series shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest;

(4) the date or dates on which the principal of any Securities of the series is payable;

(5) the rate or rates at which any Securities of the series shall bear interest, if any, the date or dates from which any such interest shall accrue, the Interest Payment Dates on which any such

interest shall be payable and the Regular Record Date for any such interest payable on any Interest Payment Date;

(6) the place or places where the principal of and any premium and interest on any Securities of the series shall be payable, any Securities of the series may be surrendered for registration of transfer, Securities of the series may be surrendered for exchange and notices and demands to or upon the Company in respect of the Securities of the series and this Indenture may be served;

(7) other than with respect to any redemption of any Securities of the series pursuant to Section 1108, whether or not any such Securities are to be redeemable, in whole or in part, at the option of the Company and, if so redeemable, the period or periods within which, the price or prices at which and the terms and conditions upon which any Securities of the series may be redeemed, in whole or in part, at the option of the Company and, if other than by a Board Resolution, the manner in which any election by the Company to redeem the Securities shall be evidenced;

(8) other than with respect to any redemption of Securities pursuant to Section 1108, the obligation, if any, of the Company to redeem or purchase any Securities of the series pursuant to any sinking fund or analogous provisions or at the option of the Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which any Securities of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(9) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any Securities of the series shall be issuable;

(10) if the amount of principal of or any premium or interest on any Securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts shall be determined;

(11) if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium or interest on any Securities of the series shall be payable and the manner of determining the equivalent thereof in the currency of the United States of America for any purpose, including for purposes of the definition of "Outstanding" in Section 101;

(12) if the principal of or any premium or interest on any Securities of the series is to be payable, at the election of the Company or the Holder thereof, in one or more currencies, currency units, composite currency or composite currency units other than that or those in which Securities are stated to be payable, the currency, currencies or currency units in which the principal of or any premium or interest on Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount shall be determined);

(13) if other than the entire principal amount thereof, the portion of the principal amount of any Securities of the series which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 502;

(14) if Additional Amounts, pursuant to Section 1008, will not be payable by the Company;

(15) if the principal amount payable at the Stated Maturity of any Securities of the series will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which shall be deemed to be the principal amount of such Securities as of any such date for any purpose thereunder or hereunder, including the principal amount thereof which shall be due and payable upon any Maturity other than the Stated Maturity or which shall be deemed to be Outstanding as of any date prior to the Stated Maturity (or, in any such case, the manner in which such amount deemed to be the principal amount shall be determined);

(16) if applicable, that the Securities of the series, in whole or any specified part, shall be defeasible pursuant to Section 1302 or Section 1303 or both such Sections and, if other than by a Board Resolution, the manner in which any election by the Company to defease such Securities shall be evidenced;

(17) if applicable, that any Securities of the series shall be issuable in whole or in part in the form of one or more Global Securities and, in such case, the respective Depositaries for such Global Securities, the form of any legend or legends which shall be borne by any such Global Security in addition to or in lieu of that set forth in Section 204 and any circumstances in addition to or in lieu of those set forth in Clause (2) of the last paragraph of Section 305 in which any such Global Security may be exchanged in whole or in part for Securities registered, and any transfer of such Global Security in whole or in part may be registered, in the name or names of Persons other than the Depositary for such Global Security or a nominee thereof;

(18) any addition to or change in the Events of Default which applies to any Securities of the series and any change in the right of the Trustee or the requisite Holders of such Securities to declare the principal amount thereof due and payable pursuant to Section 502;

(19) any addition to or change in the covenants set forth in Article Ten which applies to Securities of the series;

(20) if the Company may from time to time without the consent of the Holders of a series of Securities create and issue further Securities of that series having the same terms and conditions as the Securities of that series in all respects (or in all respects except for the issue date, the first payment of interest thereon and/or issue price), so that such further issue shall be consolidated and form a single series with the Outstanding Securities of any series or upon such terms as the Company may determine at the time of their issue; and

(21) any other terms of the series (which terms shall not be inconsistent with the provisions of this Indenture, except as permitted by Section 901(5)).

All Securities of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to the Board Resolution referred to above and (subject to Section 303) set forth, or determined in the manner provided, in the Officer's Certificate referred to above or in any such indenture supplemental hereto.

If any of the terms of the series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by a Director, an Authorized Officer, the Secretary or an Assistant Secretary of the Company and delivered to the Trustee at or prior to the delivery of the Officer's Certificate setting forth the terms of the series.

SECTION 302. *Denominations.*

The Securities of each series shall be issuable only in registered form without coupons and only in such denominations as shall be specified as contemplated by Section 301. In the absence of any such specified denomination with respect to the Securities of any series, the Securities of such series shall be issuable in denominations of $1,000 and any integral multiple thereof.

SECTION 303. *Execution, Authentication, Delivery and Dating.*

The Securities shall be executed on behalf of the Company by any of its Directors and/or Authorized Officers. The signature of any of these Directors and/or Authorized Officers on the Securities may be manual or facsimile.

Securities bearing the manual or facsimile signatures of individuals who were at any time the proper Directors and/or Authorized Officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities of any series executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities, and the Trustee in accordance with the Company Order shall authenticate and deliver such Securities. If the form or terms of the Securities of the series have been established by or pursuant to one or more Board Resolutions as permitted by Sections 201 and 301, in authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall be entitled to receive, and (subject to Section 601) shall be fully protected in relying upon, an Opinion of Counsel stating,

(1) if the form of such Securities has been established by or pursuant to Board Resolution as permitted by Section 201, that such form has been established in conformity with the provisions of this Indenture;

(2) if the terms of such Securities have been established by or pursuant to Board Resolution as permitted by Section 301, that such terms have been established in conformity with the provisions of this Indenture; and

(3) that such Securities, when authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

If such form or terms have been so established, the Trustee shall not be required to authenticate such Securities if the issue of such Securities pursuant to this Indenture will affect the Trustee's own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

Notwithstanding the provisions of Section 301 and of the preceding paragraph, if all Securities of a series are not to be originally issued at one time, it shall not be necessary to deliver the Officer's Certificate otherwise required pursuant to Section 301 or the Company Order and Opinion of Counsel otherwise required pursuant to such preceding paragraph at or prior to the authentication of each Security of such series if such documents are delivered at or prior to the authentication upon original issuance of the first Security of such series to be issued.

Each Security shall be dated the date of its authentication.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder. Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Security to the Trustee for cancellation as provided in Section 309, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

SECTION 304. *Temporary Securities.*

Pending the preparation of definitive Securities of any series, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the Directors and/or Authorized Officers executing such Securities may determine, as evidenced by their execution of such Securities.

If temporary Securities of any series are issued, the Company will cause definitive Securities of that series to be prepared without unreasonable delay. After the preparation of definitive Securities of such series, the temporary Securities of such series shall be exchangeable for definitive Securities of such series upon surrender of the temporary Securities of such series at the office or agency of the Company in a Place of Payment for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities of any series, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor one or more definitive Securities of the same series, of any authorized denominations and of like tenor and aggregate principal amount. Until so exchanged, the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of such series and tenor.

SECTION 305. *Registration, Registration of Transfer and Exchange.*

The Company shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency of the Company in a Place of Payment being herein sometimes collectively referred to as the "Security Register") in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Securities and of transfers of Securities. The Trustee is hereby appointed "Security Registrar" for the purpose of registering Securities and transfers of Securities as herein provided.

Upon surrender for registration of transfer of any Security of a series at the office or agency of the Company in a Place of Payment for that series, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Securities of the same series, of any authorized denominations and of like tenor and aggregate principal amount.

At the option of the Holder, Securities of any series may be exchanged for other Securities of the same series, of any authorized denominations and of like tenor and aggregate principal amount, upon surrender of the Securities to be exchanged at such office or agency. Whenever any Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.

All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed, by the Holder thereof or his attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 304, 906 or 1107 not involving any transfer, and any other expenses connected therewith.

If the Securities of any series (or of any series and specified tenor) are to be redeemed in part, the Company shall not be required (A) to issue, register the transfer of or exchange any Securities of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of any such Securities selected for redemption under Section 1103 and ending at the close of business on the day of such mailing, or (B) to register the transfer of or exchange any Security so selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part.

The provisions of Clauses (1), (2), (3), (4) and (5) below shall apply only to Global Securities:

(1) Each Global Security authenticated under this Indenture shall be registered in the name of the Depositary designated for such Global Security or a nominee thereof and delivered to such Depositary or a nominee thereof or custodian therefor, and each such Global Security shall constitute a single Security for all purposes of this Indenture.

(2) Notwithstanding any other provision in this Indenture, no Global Security may be exchanged in whole or in part for Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or a nominee thereof unless (A) such Depositary (i) has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or (ii) has ceased to be a clearing agency registered under the Exchange Act, (B) there shall have occurred and be continuing an Event of Default with respect to such Global Security, (C) the Company in its sole discretion shall have notified the Depositary that the Global Securities shall be exchanged for

such Securities or (D) there shall exist such circumstances, if any, in addition to or in lieu of the foregoing as have been specified for this purpose as contemplated by Section 301.

(3) Subject to Clause (2) above, any exchange of a Global Security for other Securities may be made in whole or in part, and all Securities issued in exchange for a Global Security or any portion thereof shall be registered in such names as the Depositary for such Global Security shall direct.

(4) Every Security authenticated and delivered upon registration of transfer of, or in exchange for or in lieu of, a Global Security or any portion thereof, whether pursuant to this Section, Section 304, 306, 906 or 1107 or otherwise, shall be authenticated and delivered in the form of, and shall be, a Global Security, unless such Security is registered in the name of a Person other than the Depositary for such Global Security or a nominee thereof.

(5) Except for the exchange rights provided in Clause (2) above, owners of beneficial interests in a Global Security held on their behalf by a Depositary shall not be entitled to receive physical delivery of Securities in definitive form, shall not be considered the Holders thereof for any purpose under this Indenture and shall have no rights under this Indenture with respect to such Global Security, and such Depositary may be treated by the Company, the Trustee and any agent of any of them as the Holder and owner of such Global Security for all purposes whatsoever. Notwithstanding the foregoing, the Depositary for any Global Security may grant proxies and otherwise authorize any person, including the beneficial owners of interests in such Global Security, to take any action which a Holder is entitled to take under this Indenture with respect to such Global Security.

SECTION 306. *Mutilated, Destroyed, Lost and Stolen Securities.*

If any mutilated Security is surrendered to the Trustee, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Company and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute and the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security.

Upon the issuance of any new Security under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Security of any series issued pursuant to this Section in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that series duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

SECTION 307. *Payment of Interest; Interest Rights Preserved.*

Except as otherwise provided as contemplated by Section 301 with respect to any series of Securities, interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest and, at the option of the Company, may be paid by check mailed to the address of the Person as it appears in the Security Register.

Any interest on any Security of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called "Defaulted Interest") shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in Clause (1) or (2) below:

(1) The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security of such series and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given to each Holder of Securities of such series in the manner set forth in Section 106, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (2).

(2) The Company may make payment of any Defaulted Interest on the Securities of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Securities may be listed, and upon such notice as may be required by

such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section and Section 305, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

SECTION 308. *Persons Deemed Owners.*

Prior to due presentment of a Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal of and any premium and (subject to Section 307) any interest on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

SECTION 309. *Cancellation.*

All Securities surrendered for payment, redemption, registration of transfer or exchange or for credit against any sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Company may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Securities previously authenticated hereunder which the Company has not issued and sold, and all Securities so delivered shall be promptly cancelled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Securities held by the Trustee shall be disposed of as directed by a Company Order.

SECTION 310. *Computation of Interest.*

Except as otherwise specified as contemplated by Section 301 for Securities of any series, interest on the Securities of each series shall be computed on the basis of a 360-day year of twelve 30-day months.

SECTION 311. *CUSIP Numbers.*

The Company in issuing the Securities may use "CUSIP" numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP" numbers in notices of redemption as a convenience to Holders; *provided* that the Trustee shall assume no responsibility for the accuracy of such numbers and any such redemption shall not be affected by any defect in or omission of such numbers.

ARTICLE FOUR

SATISFACTION AND DISCHARGE

SECTION 401. *Satisfaction and Discharge of Indenture.*

This Indenture shall upon Company Request cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities herein expressly provided for and any rights to receive Additional Amounts), and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

(1) either

(A) all Securities theretofore authenticated and delivered (other than (i) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 306 and (ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 1003) have been delivered to the Trustee for cancellation; or

(B) all such Securities not theretofore delivered to the Trustee for cancellation

(i) have become due and payable, or

(ii) will become due and payable at their Stated Maturity within one year, or

(iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company,

and the Company, in the case of (i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose money in an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(2) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(3) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 607, the obligations of the Trustee to any Authenticating Agent under Section 614 and, if money shall have been deposited with the Trustee pursuant to subclause (B) of Clause (1) of this Section, the obligations of the Trustee under Section 402 and the last paragraph of Section 1003 shall survive such satisfaction and discharge.

SECTION 402. *Application of Trust Money.*

Subject to the provisions of the last paragraph of Section 1003, all money deposited with the Trustee pursuant to Section 401 shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal and any premium and interest for whose payment such money has been deposited with the Trustee.

ARTICLE FIVE

REMEDIES

SECTION 501. *Events of Default.*

"Event of Default", wherever used herein with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1) default in the payment of any amount upon any Security of that series, including any interest or principal of or any premium on any Security of that series, when as due by the terms of a Security of that series, and continuance of such default for a period of 5 days; or

(2) default in the deposit of any sinking fund payment, when and as due by the terms of a Security of that series, and continuance of such default for a period of 5 days; or

(3) except as otherwise provided in Section 501(5), default in the performance, or breach, of any covenant or warranty of the Company in this Indenture with respect to Securities of that series (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this Section specifically dealt with or which has expressly been included in this Indenture solely for the benefit of series of Securities other than that series), and continuance of such default or breach for a period of 30 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

(4) a default under any bond, debenture, note or other evidence of indebtedness in respect of money borrowed or raised by the Company (including a default with respect to Securities of any series other than that series) having an aggregate principal amount outstanding exceeding A$50,000,000 or its equivalent in any other currency, or under any mortgage, indenture or instrument (including this Indenture) under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed or raised by the Company having an aggregate principal amount outstanding exceeding A$50,000,000 or its equivalent in any other currency, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date

on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled within a period of 10 business days of its due date or the end of any applicable period of grace, whichever is later, after there shall have been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities of that series a written notice specifying such default and requiring the Company to cause such indebtedness to be discharged or cause such acceleration to be rescinded or annulled, as the case may be, and stating that such notice is a "Notice of Default" hereunder; *provided, however,* that, subject to the provisions of Sections 601 and 602, the Trustee shall not be deemed to have knowledge of such default unless either (A) a Responsible Officer of the Trustee shall have actual knowledge of such default or (B) the Trustee shall have received written notice thereof from the Company, from any Holder, from the holder of any such indebtedness or from the trustee under any such mortgage, indenture or other instrument; or

(5) a representation or warranty made or taken to be made by the Company in accordance with this Indenture or the Securities of that series is found or is notified to the Company to be incorrect or misleading in a respect which would, or would be likely to, have the result of making the Company unable to meet it payment obligations under this Indenture in respect of the Securities of that series when they become due or within any applicable period of grace; or

(6) an Insolvency Event occurs in respect of the Company; or

(7) a controller (as defined in the Corporations Act) is appointed in respect of a substantial part of the property of the Company; or

(8) this Indenture or the Securities of that series is or becomes wholly or partially void, voidable or unenforceable; or

(9) any other Event of Default established as contemplated by Section 301 provided with respect to Securities of that series.

SECTION 502. *Acceleration of Maturity; Rescission and Annulment.*

If an Event of Default with respect to Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of that series may declare the principal amount of all the Securities of that series (or, if any Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Securities as may be specified by the terms thereof) to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount) shall become immediately due and payable.

At any time after such a declaration of acceleration with respect to Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in principal amount of the Outstanding Securities of that series, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if

(1) the Company has paid or deposited with the Trustee a sum sufficient to pay

(A) all overdue interest on all Securities of that series,

(B) the principal of (and premium, if any, on) any Securities of that series which have become due otherwise than by such declaration of acceleration and any interest thereon at the rate or rates prescribed therefor in such Securities,

(C) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Securities, and

(D) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

and

(2) all Events of Default with respect to Securities of that series, other than the non-payment of the principal of Securities of that series which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 513.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

SECTION 503. *Collection of Indebtedness and Suits for Enforcement by Trustee.*

The Company covenants that if

(1) default is made in the payment of any interest on any Security when such interest becomes due and payable and such default continues for a period of 5 days, or

(2) default is made in the payment of the principal of (or premium, if any, on) any Security at the Maturity thereof and such default continues for a period of 5 days,

the Company will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal and any premium and interest and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and premium and on any overdue interest, at the rate or rates prescribed therefor in such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If an Event of Default with respect to Securities of any series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such series by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

SECTION 504. *Trustee May File Proofs of Claim.*

In case of any judicial proceeding relative to the Company (or any other obligor upon the Securities), its property or its creditors (other than under or in connection with a scheme of amalgamation or reconstruction not involving bankruptcy or insolvency), the Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Act in order to have claims of the Holders and the Trustee allowed in any such proceeding. In particular, the Trustee shall be authorized to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 607.

No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; *provided, however,* that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors' or other similar committee.

SECTION 505. *Trustee May Enforce Claims Without Possession of Securities.*

All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

SECTION 506. *Application of Money Collected.*

Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal or any premium or interest (or any Additional Amounts), upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: To the payment of all amounts due the Trustee under Section 607;

SECOND: To the payment of the amounts then due and unpaid for principal of and any premium and interest on the Securities (and any Additional Amounts in respect thereof) in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal and any premium and interest (and any Additional Amounts), respectively; and

THIRD: To the payment of the balance, if any, to the Company.

SECTION 507. *Limitation on Suits.*

No Holder of any Security of any series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(1) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of that series specifying such Event of Default and stating that such notice is a "Notice of Default" hereunder;

(2) the Holders of not less than 25% in principal amount of the Outstanding Securities of that series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(3) such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

(4) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(5) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Securities of that series;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all of such Holders.

SECTION 508. *Unconditional Right of Holders to Receive Principal, Premium and Interest.*

Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of and any premium and (subject to Section 307) interest on such Security (and any Additional Amounts in respect thereof) on the respective Stated Maturities expressed in such Security (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

SECTION 509. *Restoration of Rights and Remedies.*

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

SECTION 510. *Rights and Remedies Cumulative.*

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 306, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 511. *Delay or Omission Not Waiver.*

No delay or omission of the Trustee or of any Holder of any Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

SECTION 512. *Control by Holders.*

The Holders of a majority in principal amount of the Outstanding Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of such series, *provided* that

(1) such direction shall not be in conflict with any rule of law or with this Indenture,

(2) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction; and

(3) such Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such direction.

SECTION 513. *Waiver of Past Defaults.*

The Holders of not less than a majority in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all the Securities of such series waive any past default hereunder with respect to such series and its consequences, except a default

(1) in the payment of the principal of or any premium or interest on any Security of such series (or any Additional Amounts payable in respect thereof), or

(2) in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected.

Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

SECTION 514. *Undertaking for Costs.*

In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit, and may assess costs against any such party litigant, in the manner and to the extent provided in the Trust Indenture Act; *provided* that neither this Section nor the Trust Indenture Act shall be deemed to authorize any court to require such an undertaking or to make such an assessment in any suit instituted by the Company.

SECTION 515. *Waiver of Usury, Stay or Extension Laws.*

The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE SIX

THE TRUSTEE

SECTION 601. *Certain Duties and Responsibilities.*

The duties and responsibilities of the Trustee shall be as provided by the Trust Indenture Act. Notwithstanding the foregoing, no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

SECTION 602. *Notice of Defaults.*

If a default occurs hereunder with respect to Securities of any series, the Trustee shall give the Holders of Securities of such series notice of such default as and to the extent provided by the Trust Indenture Act; *provided, however,* that in the case of any default of the character specified in Section 501(3) with respect to Securities of such series, no such notice to Holders shall be given until at least 30 days after the occurrence thereof. For the purpose of this Section, the term "default" means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to Securities of such series.

SECTION 603. *Certain Rights of Trustee.*

Subject to the provisions of Section 601:

(1) the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties;

(2) any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order, and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution;

(3) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officer's Certificate;

(4) the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(5) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(6) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit; and

(7) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

SECTION 604. *Not Responsible for Recitals or Issuance of Securities.*

The recitals contained herein and in the Securities, except the Trustee's certificates of authentication, shall be taken as the statements of the Company, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of Securities or the proceeds thereof.

SECTION 605. *May Hold Securities.*

The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Sections 608 and 613, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent.

SECTION 606. *Money Held in Trust.*

Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company.

SECTION 607. *Compensation and Reimbursement.*

The Company agrees

(1) to pay to the Trustee from time to time such reasonable compensation as the Company and the Trustee shall from time to time agree in writing for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(2) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and

(3) to indemnify the Trustee for, and to hold it harmless against, any loss, liability or expense incurred without negligence, or bad faith or wilful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

SECTION 608. *Conflicting Interests.*

If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture. To the extent permitted by such Act, the Trustee shall not be deemed to have a conflicting interest by virtue of being a trustee under this Indenture with respect to Securities of more than one series.

SECTION 609. *Corporate Trustee Required; Eligibility.*

There shall at all times be one (and only one) Trustee hereunder with respect to the Securities of each series, which may be Trustee hereunder for Securities of one or more other series. Each Trustee shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such, has a combined capital and surplus of at least $50,000,000 and has its Corporate Trust Office in the Borough of Manhattan, The City of New York, New York. If any such Person publishes reports of condition at least annually, pursuant to law or to the requirements of its supervising or examining authority, then for the purposes of this Section and to the extent permitted by the Trust Indenture Act, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee with respect to the Securities of any series shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

SECTION 610. *Resignation and Removal; Appointment of Successor.*

No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 611.

The Trustee may resign at any time with respect to the Securities of one or more series by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 611 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

The Trustee may be removed at any time with respect to the Securities of any series by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series, delivered to the Trustee and to the Company.

If at any time:

(1) the Trustee shall fail to comply with Section 608 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(2) the Trustee shall cease to be eligible under Section 609 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(3) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation,

then, in any such case, (A) the Company by a Board Resolution may remove the Trustee with respect to all Securities, or (B) subject to Section 514, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities and the appointment of a successor Trustee or Trustees.

If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Securities of one or more series, the Company, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Securities of any particular series) and shall comply with the applicable requirements of Section 611. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 611, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Company or the Holders of Securities of such series and accepted appointment in the manner required by Section 611, any Holder who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

The Company shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series to all Holders of Securities of such series in the manner provided in Section 106. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

SECTION 611. *Acceptance of Appointment by Successor.*

In case of the appointment hereunder of a successor Trustee with respect to all Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Company, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Company or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates.

Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in the first or second preceding paragraph, as the case may be.

No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

SECTION 612. *Merger, Conversion, Consolidation or Succession to Business.*

Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.

SECTION 613. *Preferential Collection of Claims Against Company.*

If and when the Trustee shall be or become a creditor of the Company (or any other obligor upon the Securities), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor).

SECTION 614. *Appointment of Authenticating Agent.*

The Trustee may, with the consent of the Company, appoint an Authenticating Agent or Agents with respect to one or more series of Securities which shall be authorized to act on behalf of the Trustee to authenticate Securities of such series issued upon original issue and upon exchange, registration of transfer or partial redemption thereof or pursuant to Section 306, and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by Federal or State authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall give notice of such appointment in the manner provided in Section 106 to all Holders of Securities of the series with respect to which such Authenticating Agent will serve. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

The Trustee agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section, and the Trustee shall be entitled to be reimbursed for such payments, subject to the provisions of Section 607.

If an appointment with respect to one or more series is made pursuant to this Section, the Securities of such series may have endorsed thereon, in addition to the Trustee's certificate of authentication, an alternative certificate of authentication in the following form:

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

BANKERS TRUST COMPANY,
As Trustee

By....................................,
As Authenticating Agent

By......................................
Authorized Signatory

If all of the Securities of a series may not be originally issued at one time, and if the Trustee does not have an office capable of authenticating Securities upon original issuance located in a Place of Payment where the Company wishes to have Securities of such series authenticated upon original issuance, the Trustee, if so requested by the Company in writing or by facsimile (which writing need not comply with Section 102 and need not be accompanied by an Opinion of Counsel), shall appoint in accordance with this Section an Authenticating Agent having an office in a Place of Payment designated by the Company with respect of such series of Securities.

SECTION 615. *Certain Agreements of the Trustee*

The Trustee agrees with the Company that it will not, and will use its best efforts to ensure that none of its directors, officers, employees or authorized agents will, give an executed part of this Indenture or any photocopy of such executed part or any copy thereof to anyone whom the Trustee, its directors, officers, employees or authorized agents has actual knowledge will take such executed part, photocopy or copy into any State or Territory of Australia where the same would be liable for ad valorem stamp duty, except for the purpose of enforcement of the obligations hereunder or the preservation of any rights hereunder or for the purpose of complying with a requirement imposed by order of a court or competent government or other similar authority.

ARTICLE SEVEN

HOLDERS' LISTS AND REPORTS BY TRUSTEE AND COMPANY

SECTION 701. *Company to Furnish Trustee Names and Addresses of Holders.*

The Company will furnish or cause to be furnished to the Trustee

(1) semi-annually, not later than 15 days after each Regular Record Date in respect of Securities of a series in each year, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Securities of each series as such Regular Record Date, and

(2) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

excluding from any such list names and addresses received by the Trustee in its capacity as Security Registrar.

SECTION 702. *Preservation of Information; Communications to Holders.*

The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 701 and the names and addresses of Holders received by the Trustee in its capacity as Security Registrar. The Trustee may destroy any list furnished to it as provided in Section 701 upon receipt of a new list so furnished.

The rights of Holders to communicate with other Holders with respect to their rights under this Indenture or under the Securities, and the corresponding rights and privileges of the Trustee, shall be as provided by the Trust Indenture Act.

Every Holder of Securities, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee nor any agent of either of them shall be held accountable by reason of any disclosure of information as to names and addresses of Holders made pursuant to the Trust Indenture Act.

SECTION 703. *Reports by Trustee.*

The Trustee shall transmit to Holders such reports concerning the Trustee and its actions under this Indenture as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto.

A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange upon which any Securities are listed, with the Commission and with the Company. The Company will notify the Trustee when any Securities are listed on any stock exchange or delisted therefrom.

SECTION 704. *Reports by Company.*

The Company shall file with the Trustee and the Commission, and transmit to Holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant to such Act; *provided* that any such information, documents or reports required to be filed with the Commission pursuant to Section 13 or 15(d) of the Exchange Act shall be filed with the Trustee within 15 days after the same is so required to be filed with the Commission.

ARTICLE EIGHT

CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

SECTION 801. *Company May Consolidate, Etc., Only on Certain Terms.*

The Company shall not consolidate with or merge (which term shall include for the avoidance of doubt a scheme of arrangement) into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and the Company shall not permit any Person to consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless:

(1) in case the Company shall consolidate with or merge into another Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, the Person formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety shall be a corporation, partnership or trust, shall be organized and validly existing under the laws of its jurisdiction of organization and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of and any premium and interest (including all Additional Amounts, if any, payable pursuant to Section 1008) on all the Securities and the performance or observance of every covenant of this Indenture on the part of the Company to be performed or observed;

(2) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result of such transaction as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing;

(3) if, as a result of any such consolidation or merger or such conveyance, transfer or lease, properties or assets of the Company would become subject to an Encumbrance which would not be permitted by this Indenture, the Company or such successor Person, as the case may be, shall take such steps as shall be necessary effectively to secure the Securities equally and ratably with (or prior to) all indebtedness secured thereby;

(4) the Person formed by such consolidation or into which the Company is merged or to whom the Company has conveyed, transferred or leased its properties or assets (if such Person is

organized and validly existing under the laws of a jurisdiction other than Australia, any political subdivision thereof or the United States, any State thereof, or the District of Columbia) agrees to indemnify the Holder of each Security against (a) any tax, assessment or governmental charge imposed on any such Holder or required to be withheld or deducted from any payment to such Holder as a consequence of such consolidation, merger, conveyance, transfer or lease which is imposed or levied by or on behalf of that jurisdiction or any political subdivision or taxing authority thereof or therein as at that date such consolidation, merger, conveyance, transfer or lease is effective and (b) any costs or expenses of the act of such consolidation, merger, conveyance, transfer or lease;

(5) the Person formed by such consolidation or into which the Company is merged or to whom the Company has conveyed, transferred or leased its properties or assets (if such Person is organized and validly existing under the laws of a jurisdiction other than Australia or any political subdivision thereof) agrees that, with respect to the assumption of its obligations to pay Additional Amounts, if any, pursuant to Section 1008, the name of its jurisdiction of organization shall be deemed to be substituted for Australia in each place that Australia appears in Section 1008 (except that the following clauses of Section 1008, which relate to specific provisions of Australian tax law, shall be deemed to be deleted from Section 1008 with respect to such Person: the proviso in Section 1008(1)(A); the parenthetical at the end of Section 1008(4); Section 1008(5); and Section 1008(6)); and

(6) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

SECTION 802. *Successor Substituted.*

Upon any consolidation of the Company with, or merger of the Company into, any other Person or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety in accordance with Section 801, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Securities.

ARTICLE NINE

SUPPLEMENTAL INDENTURES

SECTION 901. *Supplemental Indentures Without Consent of Holders.*

Without the consent of any Holders, the Company and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

(1) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Securities; or

(2) to add to the covenants of the Company for the benefit of the Holders of all or any series of Securities (and if such covenants are to be for the benefit of less than all series of Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Company; or

(3) to add any additional Events of Default for the benefit of the Holders of all or any series of Securities (and if such additional Events of Default are to be for the benefit of less than all series of Securities, stating that such additional Events of Default are expressly being included solely for the benefit of such series); or

(4) to add to or change any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the issuance of Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Securities in uncertificated form; or

(5) to add to, change or eliminate any of the provisions of this Indenture in respect of one or more series of Securities, *provided* that any such addition, change or elimination (A) shall neither (i) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (ii) modify the rights of the Holder of any such Security with respect to such provision or (B) shall become effective only when there is no such Security Outstanding; or

(6) to secure the Securities; or

(7) to establish the form or terms of Securities of any series as permitted by Sections 201 and 301; or

(8) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 611; or

(9) to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture, *provided* that such action pursuant to this Clause (9) shall not adversely affect the interests of the Holders of Securities of any series in any material respect.

SECTION 902. *Supplemental Indentures With Consent of Holders.*

With the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities of each series affected by such supplemental indenture, by Act of said Holders delivered to the Company and the Trustee, the Company and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Securities of such series under this Indenture; *provided, however,* that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security affected thereby,

(1) change the Stated Maturity of the principal of, or any instalment of principal of or interest on, any Security or change any obligation of the Company to pay Additional Amounts, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an Original Issue Discount Security or any other Security which would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502, or change any Place of Payment where, or the coin or currency in which, any Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or

(2) reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture, or

(3) modify any of the provisions of this Section, Section 513 or Section 1010, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby; *provided, however.* that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to "the Trustee" and concomitant changes in this Section and Section 1010, or the deletion of this proviso, in accordance with the requirements of Sections 611 and 901(8).

A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

SECTION 903. *Execution of Supplemental Indentures.*

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 601) shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

SECTION 904. *Effect of Supplemental Indentures.*

Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

SECTION 905. *Conformity with Trust Indenture Act.*

Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act as in effect at the time of the execution thereof.

SECTION 906. *Reference in Securities to Supplemental Indentures.*

Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Securities of such series.

ARTICLE TEN

COVENANTS

SECTION 1001. *Payment of Principal, Premium and Interest.*

The Company covenants and agrees for the benefit of each series of Securities that it will duly and punctually pay the principal of and any premium and interest on the Securities of that series (and any Additional Amounts in respect thereof) in accordance with the terms of the Securities and this Indenture.

SECTION 1002. *Maintenance of Office or Agency.*

The Company will maintain in each Place of Payment for any series of Securities an office or agency where Securities of that series may be presented or surrendered for payment, where Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Securities of that series and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

The Company may also from time to time designate one or more other offices or agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; *provided, however,* that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in each Place of Payment for Securities of any series for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

SECTION 1003. *Money for Securities Payments to Be Held in Trust.*

If the Company shall at any time act as its own Paying Agent with respect to any series of Securities, it will, on or before each due date of the principal of or any premium or interest on any of the Securities of that series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal and any premium and interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

Whenever the Company shall have one or more Paying Agents for any series of Securities, it will, prior to each due date of the principal of or any premium or interest on any Securities of that series, deposit with a Paying Agent a sum sufficient to pay such amount, such sum to be held as provided by the Trust Indenture Act, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or failure so to act.

The Company will cause each Paying Agent for any series of Securities other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will (1) comply with the provisions of the Trust Indenture Act applicable to it as a Paying Agent and (2) during the continuance of any default by the Company (or any other obligor upon the Securities of that series) in the making of any payment in respect of the Securities of that series, upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent for payment in respect of the Securities of that series.

The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such

Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of or any premium or interest on any Security of any series and remaining unclaimed for two years after such principal, premium or interest has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease.

SECTION 1004. *Statement by Officers as to Default.*

The Company will deliver to the Trustee, within 120 days after the end of each fiscal year of the Company ending after the date hereof, an Officer's Certificate, stating whether or not to the best knowledge of the signer thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

SECTION 1005. *Existence.*

Subject to Article Eight, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises; *provided, however,* that the Company shall not be required to preserve any such right or franchise if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and that the loss thereof is not disadvantageous in any material respect to the Holders.

SECTION 1006. *Maintenance of Properties.*

The Company will cause all properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; *provided, however,* that nothing in this Section shall prevent the Company from discontinuing the operation or maintenance of any of such properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business or the business of any Subsidiary and not disadvantageous in any material respect to the Holders.

SECTION 1007. *Payment of Taxes and Other Claims.*

The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon the Company or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary; *provided, however,* that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

SECTION 1008. *Additional Amounts.*

All payments of, or in respect of, principal of, and any premium and interest on, the Securities shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Australia or any political subdivision or taxing authority thereof or therein, unless such taxes, duties, assessments or governmental charges are required by Australia or any political subdivision or taxing authority thereof or therein to be withheld or deducted. In that event, the Company will pay such additional amounts of, or in respect of, the principal of, and any premium and interest on, the Securities ("Additional Amounts") as will result (after deduction of such taxes, duties, assessments or governmental charges and any additional taxes, duties, assessments or governmental charges payable in respect of such) in the payment to the Holder of each Security of the amounts which would have been payable in respect of such Security had no such withholding or deduction been required, except that no Additional Amounts shall be so payable for or on account of:

(1) any withholding, deduction, tax, duty, assessment or other governmental charge which would not have been imposed but for the fact that such Holder: (A) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, Australia or otherwise had some connection with Australia other than the mere ownership of, or receipt of payment under, such Security, *provided that* such Holder shall not be regarded as being connected with Australia for the reason that such Holder is a resident of Australia where, and to the extent that, such tax is payable by reason of Section 128B(2A) of the Income Tax Assessment Act 1936 of Australia; (B) presented such Security for payment in Australia, unless presentation shall be required and such Security could not have been presented for payment elsewhere; or (C) presented such Security (where presentation is required) more than thirty (30) days after the date on which the payment in respect of such Security first became due and payable or provided for, whichever is later, except to the extent that the Holder would have been entitled to such Additional Amounts if it had presented such Security for payment on the last day within such period of thirty (30) days;

(2) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge or any withholding or deduction on account of such taxes;

(3) any tax, assessment or other governmental charge which is payable otherwise than by withholding or deduction from payments of (or in respect of) principal of, or any premium or interest on, the Securities;

(4) any withholding, deduction, tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the Holder of such Security or, in the case of a

Global Security, the beneficial owner of such Global Security to comply with a request of the Company addressed to such Holder or beneficial owner , as the case may be, (A) to provide information concerning the nationality, residence or identity of such Holder or such beneficial owner or (B) to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of (A) or (B), is required or imposed by a statute, treaty, regulation or administrative practice of Australia or any political subdivision or taxing authority thereof or therein as a precondition to exemption from all or part of such withholding, deduction, tax, assessment or other governmental charge (including, without limitation, in the case of (i) a Holder or a beneficial owner who is a resident of Australia for tax purposes or (ii) a non-resident of Australia holding such Security or, in the case of a Global Security, owning a beneficial interest in such Global Security, in each case, through a permanent establishment in Australia, the quotation of an Australian Tax File Number or an Australian Business Number);

(5) any withholding, deduction, tax, assessment or other governmental charge that is imposed or withheld by reason of such Holder being an "associate" of the Company for the purposes of Section 128(F) of the Income Tax Assessment Act 1936 of Australia; or

(6) any withholding or deduction that is imposed or withheld as a consequence of a determination having been made under Part IVA of the Income Tax Assessment Act 1936 of Australia (or any modification thereof or provision substituted therefor) by the Commissioner of Taxation of the Commonwealth of Australia that withholding tax is payable in respect of a payment; or

(7) any withholding, deduction, tax, duty, assessment or other governmental charge which is imposed or withheld on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of the 26th-27th November 2000, or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(8) any withholding, deduction, tax, duty, assessment or other governmental charge which is imposed or withheld on a payment with respect to a Security presented for payment by or on behalf of a Holder who would be able to avoid such withholding or deduction by presenting the Security to another Paying Agent in a Member State of the European Union; or

(9) any combination of items (1), (2), (3), (4), (5), (6), (7) and (8);

nor shall Additional Amounts be paid with respect to any payment of, or in respect of, the principal of, or any premium or interest on, any such Security to any such Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would, under the laws of Australia or any political subdivision or taxing authority thereof or therein, be treated as being derived or received for tax purposes by a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such Additional Amounts had it been the Holder of the Security.

Whenever in this Indenture there is mentioned, in any context, any payment of, or in respect of, the principal of, or any premium or interest on, any Security of any series, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section, and any express mention of the payment of Additional Amounts in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made.

At least 10 days prior to each date on which any payment under or with respect to the Securities is due and payable, if the Company will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Trustee and the principal Paying Agent an Officer's Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee and such Paying Agent to pay such Additional Amounts to the Holders on the payment date; *provided, however*, that if 10 days prior to each date on which any such payment is due and payable the amount of such payment has not yet been determined, the Company shall notify the Trustee of such amount promptly after such amount has been determined.

SECTION 1009. *Limitation on Liens.*

So long as any of the Securities are Outstanding, but only up to the time that the Company has deposited or caused to be deposited with the Trustee money in an amount sufficient to pay all principal and any premium and interest on all such Securities (and any Additional Amounts in respect thereof), the Company shall not create or permit to subsist any Encumbrance upon the whole or any part of its present or future property or assets as security for any Indebtedness or any guarantee by the Company given in respect of any Indebtedness of any other Person unless, in the case of the creation of any Encumbrance, prior to or simultaneously therewith and, in any case, the Company promptly either:

(1) grants or procures to be granted Encumbrances in respect of all Securities that are Outstanding which will result in such Securities being secured equally and ratably in all respects so as to rank *pari passu* with such Indebtedness, or

(2) grants or procures to be granted Encumbrances in respect of all Securities that are Outstanding as (i) the Company determines would not be materially less beneficial to the interests of the Holders of Securities of each series at the time Outstanding that are affected thereby or (ii) shall be approved by the Holders of a majority in principal amount of Securities of each series at the time Outstanding that are affected thereby.

SECTION 1010. *Waiver of Certain Covenants.*

Except as otherwise specified as contemplated by Section 301 for Securities of such series, the Company may, with respect to the Securities of any series, omit in any particular instance to comply with any term, provision or condition set forth in any covenant provided pursuant to Section 301(18), 901(2) or 901(7) for the benefit of the Holders of such series or in Section 1009 or any term provision or condition set forth in an indenture supplemental hereto, if before the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Securities of such series shall, by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

ARTICLE ELEVEN

REDEMPTION OF SECURITIES

SECTION 1101. *Applicability of Article.*

Securities of any series which are redeemable before their Stated Maturity shall be redeemable in accordance with their terms and (except as otherwise specified as contemplated by Section 301 for such Securities) in accordance with this Article.

SECTION 1102. *Election to Redeem; Notice to Trustee.*

The election of the Company to redeem any Securities shall be evidenced by a Board Resolution or in another manner specified as contemplated by Section 301 for such Securities. In case of any redemption at the election of the Company of less than all the Securities of any series (including any such redemption affecting only a single Security), the Company shall, at least 90 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date, of the principal amount of Securities of such series to be redeemed and, if applicable, of the tenor of the Securities to be redeemed. In the case of any redemption of Securities prior to the expiration of any restriction on such redemption provided in the terms of such Securities or elsewhere in this Indenture, the Company shall furnish the Trustee with an Officer's Certificate evidencing compliance with such restriction.

SECTION 1103. *Selection by Trustee of Securities to Be Redeemed.*

If less than all the Securities of any series are to be redeemed (unless all the Securities of such series and of a specified tenor are to be redeemed or unless such redemption affects only a single Security), the particular Securities to be redeemed shall be selected by the Trustee in compliance with the requirements of any securities exchange on which the Securities of that series may be listed (which, to the extent not inconsistent with the requirements of any such securities exchange, shall be not more than 90 days prior to the Redemption Date by the Trustee), from the Outstanding Securities of such series not previously called for redemption, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of a portion of the principal amount of any Security of such series, *provided* that the unredeemed portion of the principal amount of any Security shall be in an authorized denomination (which shall not be less than the minimum authorized denomination) for such Security. If less than all the Securities of such series and of a specified tenor are to be redeemed (unless such redemption affects only a single Security), the particular Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Securities of such series and specified tenor not previously called for redemption in accordance with the preceding sentence.

The Trustee shall promptly notify the Company in writing of the Securities selected for redemption as aforesaid and, in case of any Securities selected for partial redemption as aforesaid, the principal amount thereof to be redeemed.

The provisions of the two preceding paragraphs shall not apply with respect to any redemption affecting only a single Security, whether such Security is to be redeemed in whole or in part. In the case of any such redemption in part, the unredeemed portion of the principal amount of the Security shall be in an authorized denomination (which shall not be less than the minimum authorized denomination) for such Security.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal amount of such Securities which has been or is to be redeemed.

SECTION 1104. *Notice of Redemption.*

Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than 30 nor more than 90 days prior to the Redemption Date, to each Holder of Securities to be redeemed, at his address appearing in the Security Register.

All notices of redemption shall state:

(1) the Redemption Date,

(2) the Redemption Price, plus accrued interest payable on the Redemption Date, if any,

(3) if less than all the Outstanding Securities of any series consisting of more than a single Security are to be redeemed, the identification (and, in the case of partial redemption of any such Securities, the principal amounts) of the particular Securities to be redeemed and, if less than all the Outstanding Securities of any series consisting of a single Security are to be redeemed, the principal amount of the particular Security to be redeemed,

(4) that on the Redemption Date the Redemption Price plus accrued interest payable on the Redemption Date, if any, will become due and payable upon each such Security to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date,

(5) the place or places where each such Security is to be surrendered for payment of the Redemption Price,

(6) the CUSIP number or numbers, if any, with respect to such Securities, and

(7) that the redemption is for a sinking fund, if such is the case.

Notice of redemption of Securities to be redeemed at the election of the Company shall be given by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company and shall be irrevocable.

SECTION 1105. *Deposit of Redemption Price.*

Prior to any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued interest on, all the Securities which are to be redeemed on that date.

SECTION 1106. *Securities Payable on Redemption Date.*

Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Securities shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Company at the Redemption Price, together with accrued interest to the Redemption Date; *provided, however,* that, unless otherwise specified as contemplated by Section 301, instalments of interest whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 307.

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal and any premium shall, until paid, bear interest from the Redemption Date at the rate prescribed therefor in the Security.

SECTION 1107. *Securities Redeemed in Part.*

Any Security which is to be redeemed only in part shall be surrendered at a Place of Payment therefor (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of the same series and of like tenor, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

SECTION 1108. *Optional Redemption Due to Changes in Tax Treatment.*

Unless otherwise specified as contemplated by Section 301 with respect to any series of Securities, if at any time as the result of any change in or amendment to the laws or regulations of Australia or the jurisdiction of organization of any successor Person substituted for the Company pursuant to Section 802 of the Indenture (if such Person is organized and validly existing under the laws of a jurisdiction other than Australia or any political subdivision thereof), or, in each case, any political subdivision or taxing authority thereof or therein affecting taxation, or a change in any application or interpretation of such laws or regulations (including the decision of any court or tribunal) either generally or in relation to any particular Securities, which change, amendment, application or interpretation is proposed and becomes effective, in the case of the Company or any successor Person organized and validly existing under the laws of Australia or any political subdivision thereof, on or after the date of issuance of the Securities or, in the case of any successor Person organized and validly existing under the laws of a jurisdiction other than Australia or any political subdivision thereof, after the date that such Person was substituted for the Company pursuant to Section 802 of the Indenture, in either case, in making any payment of, or in respect of, the principal amount of, or any premium or interest on, the Securities of any series, the Company or such successor Person would be required to pay any Additional Amounts with respect thereto, then the

Securities of such series will be redeemable as a whole (but not in part) at the option of the Company or such successor Person upon not less than 30 nor more than 90 days' notice given as provided in Section 1104 at their principal amount together with any accrued but unpaid interest to the Redemption Date (except that any such Securities that are Original Discount Securities may be redeemed at the Redemption Price specified in the terms thereof). Prior to any redemption of Securities pursuant to this Section, the Company or such successor Person, as applicable, shall provide the Trustee with an Opinion of Counsel (which may be by counsel to the Company or such successor Person) that the conditions precedent to the right of the Company or such successor Person to redeem such Securities pursuant to this Section have occurred.

ARTICLE TWELVE

SINKING FUNDS

SECTION 1201. *Applicability of Article.*

The provisions of this Article shall be applicable to any sinking fund for the retirement of Securities of any series except as otherwise specified as contemplated by Section 301 for such Securities.

The minimum amount of any sinking fund payment provided for by the terms of any Securities is herein referred to as a "mandatory sinking fund payment", and any payment in excess of such minimum amount provided for by the terms of such Securities is herein referred to as an "optional sinking fund payment". If provided for by the terms of any Securities, the cash amount of any sinking fund payment may be subject to reduction as provided in Section 1202. Each sinking fund payment shall be applied to the redemption of Securities as provided for by the terms of such Securities.

SECTION 1202. *Satisfaction of Sinking Fund Payments with Securities.*

The Company (1) may deliver Outstanding Securities of a series (other than any previously called for redemption) and (2) may apply as a credit Securities of a series which have been redeemed either at the election of the Company pursuant to the terms of such Securities or through the application of permitted optional sinking fund payments pursuant to the terms of such Securities, in each case in satisfaction of all or any part of any sinking fund payment with respect to any Securities of such series required to be made pursuant to the terms of such Securities as and to the extent provided for by the terms of such Securities; *provided* that the Securities to be so credited have not been previously so credited. The Securities to be so credited shall be received and credited for such purpose by the Trustee at the Redemption Price, as specified in the Securities so to be redeemed, for redemption through operation of the sinking fund and the amount of such sinking fund payment shall be reduced accordingly.

SECTION 1203. *Redemption of Securities for Sinking Fund.*

Not less than 60 days (unless otherwise provided pursuant to Section 301) prior to each sinking fund payment date for any Securities, the Company will deliver to the Trustee an Officer's Certificate specifying the amount of the next ensuing sinking fund payment for such Securities pursuant to the terms of such Securities, the portion thereof, if any, which is to be satisfied by payment of cash and the portion thereof, if any, which is to be satisfied by delivering and crediting Securities pursuant to Section 1202 and will also deliver to the Trustee any Securities to be so delivered. Not less than 40 days prior to each such sinking fund payment date, the Trustee shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 1103 and cause notice of the redemption thereof to be given in the name of and at the expense of the Company in the manner provided in Section 1104. Such notice having been duly given, the redemption of such Securities shall be made upon the terms and in the manner stated in Sections 1106 and 1107.

ARTICLE THIRTEEN

DEFEASANCE AND COVENANT DEFEASANCE

SECTION 1301. *Company's Option to Effect Defeasance or Covenant Defeasance.*

The Company may elect, at its option at any time, to have Section 1302 or Section 1303 applied to any Securities or any series of Securities, as the case may be, designated pursuant to Section 301 as being defeasible pursuant to such Section 1302 or 1303, in accordance with any applicable requirements provided pursuant to Section 301 and upon compliance with the conditions set forth below in this Article. Any such election shall be evidenced by a Board Resolution or in another manner specified as contemplated by Section 301 for such Securities.

SECTION 1302. *Defeasance and Discharge.*

Upon the Company's exercise of its option (if any) to have this Section applied to any Securities or any series of Securities, as the case may be, the Company shall be deemed to have been discharged from its obligations with respect to such Securities as provided in this Section on and after the date the conditions set forth in Section 1304 are satisfied (hereinafter called "Defeasance"). For this purpose, such Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by such Securities and to have satisfied all its other obligations under such Securities and this Indenture insofar as such Securities are concerned (and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same), subject to the following which shall survive until otherwise terminated or discharged hereunder: (1) the rights of Holders of such Securities to receive, solely from the trust fund described in Section 1304 and as more fully set forth in such Section, payments in respect of the principal of and any premium and interest on such Securities when payments are due, (2) the Company's obligations with respect to such Securities under Sections 304, 305, 306, 1002 and 1003, (3) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (4) this Article. Subject to compliance with this Article, the Company may exercise its option (if any) to have this Section applied to any Securities notwithstanding the prior exercise of its option (if any) to have Section 1303 applied to such Securities.

SECTION 1303. *Covenant Defeasance.*

Upon the Company's exercise of its option (if any) to have this Section applied to any Securities or any series of Securities, as the case may be, (1) the Company shall be released from its obligations under Section 801, Sections 1005, 1006, 1007 and 1009, inclusive, and any covenants provided pursuant to Section 301(18), 901(2) or 901(7) for the benefit of the Holders of such Securities, (2) the occurrence of any event specified in Section 501(3) (with respect to any of Section 801(3), Sections 1005, 1006, 1007 and 1009, inclusive, and any such covenants provided pursuant to Section 301(18), 901(2) or 901(7)) and 501(8) shall be deemed not to be or result in an Event of Default in each case with respect to such Securities as provided in this Section on and after the date the conditions set forth in Section 1304 are satisfied (hereinafter called "Covenant Defeasance"). For this purpose, such Covenant Defeasance means that, with respect to such Securities, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such specified Section (to the extent so specified in the case of Section 501(3)), whether directly or indirectly by reason of any reference elsewhere herein to any such Section or by reason of any reference in any such Section to any other provision herein or in any other document, but the remainder of this Indenture and such Securities shall be unaffected thereby.

SECTION 1304. *Conditions to Defeasance or Covenant Defeasance.*

The following shall be the conditions to the application of Section 1302 or Section 1303 to any Securities or any series of Securities, as the case may be:

(1) The Company shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee which satisfies the requirements contemplated by Section 609 and agrees to comply with the provisions of this Article applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefits of the Holders of such Securities, (A) money in an amount, or (B) U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (C) a combination thereof, in each case sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or any such other qualifying trustee) to pay and discharge, the principal of and any premium and interest on such Securities on the respective Stated Maturities, in accordance with the terms of this Indenture and such Securities. As used herein, "U.S. Government Obligation" means (x) any security which is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case (i) or (ii), is not callable or redeemable at the option of the issuer thereof, and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation which is specified in Clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation which is so specified and held, *provided* that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by

the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

(2) In the event of an election to have Section 1302 apply to any Securities or any series of Securities, as the case may be, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of this instrument, there has been a change in the applicable Federal income tax law, in either case (A) or (B) to the effect that, and based thereon such opinion shall confirm that, the Holders of such Securities will not recognize gain or loss for Federal income tax purposes as a result of the deposit, Defeasance and discharge to be effected with respect to such Securities and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, Defeasance and discharge were not to occur.

(3) In the event of an election to have Section 1303 apply to any Securities or any series of Securities, as the case may be, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such Securities will not recognize gain or loss for Federal income tax purposes as a result of the deposit and Covenant Defeasance to be effected with respect to such Securities and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and Covenant Defeasance were not to occur.

(4) The Company shall have delivered to the Trustee an Officer's Certificate to the effect that neither such Securities nor any other Securities of the same series, if then listed on any securities exchange, will be delisted as a result of such deposit.

(5) No event which is, or after notice or lapse of time or both would become, an Event of Default with respect to such Securities or any other Securities shall have occurred and be continuing at the time of such deposit or, with regard to any such event specified in Sections 501(6) and (7), at any time on or prior to the 90th day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 90th day).

(6) Such Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Securities are in default within the meaning of such Act).

(7) Such Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which it is bound.

(8) Such Defeasance or Covenant Defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act unless such trust shall be registered under such Act or exempt from registration thereunder.

(9) The Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Defeasance or Covenant Defeasance have been complied with.

SECTION 1305. *Deposited Money and U.S. Government Obligations to Be Held in Trust; Miscellaneous Provisions.*

Subject to the provisions of the last paragraph of Section 1003, all money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee or other qualifying trustee (solely for purposes of this Section and Section 1306, the Trustee and any such other trustee are referred to collectively as the "Trustee") pursuant to Section 1304 in respect of any Securities shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any such Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Securities, of all sums due and to become due thereon in respect of principal and any premium and interest, but money so held in trust need not be segregated from other funds except to the extent required by law.

The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations deposited pursuant to Section 1304 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of Outstanding Securities.

Anything in this Article to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or U.S. Government Obligations held by it as provided in Section 1304 with respect to any Securities which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect the Defeasance or Covenant Defeasance, as the case may be, with respect to such Securities.

SECTION 1306. *Reinstatement.*

If the Trustee or the Paying Agent is unable to apply any money in accordance with this Article with respect to any Securities by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the obligations under this Indenture and such Securities from which the Company has been discharged or released pursuant to Section 1302 or 1303 shall be revived and reinstated as though no deposit had occurred pursuant to this Article with respect to such Securities, until such time as the Trustee or Paying Agent is permitted to apply all money held in trust pursuant to Section 1305 with respect to such Securities in accordance with this Article; *provided, however,* that if the Company makes any payment of principal of or any premium or interest on any such Security following such reinstatement of its obligations, the Company shall be subrogated to the rights (if any) of the Holders of such Securities to receive such payment from the money so held in trust.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the day and year first above written.

TELSTRA CORPORATION LIMITED
(A.B.N. 33 051 775 556)

By ....
Name:
Title:

By ....
Name:
Title:

BANKERS TRUST COMPANY,
as Trustee

By ....
Name:
Title:

STATE OF NEW YORK)
) ss.:
COUNTY OF NEW YORK)

On the .... day of March, 2002, before me personally came David Moffat, to me known, who, being by me duly sworn, did depose and say that he is Group Managing Director, Finance and Administration, of Telstra Corporation Limited, one of the corporations described in and which executed the foregoing instrument; and that he signed his name thereto by authority of the Board of Directors of said corporation.

....

STATE OF NEW YORK)
) ss.:
COUNTY OF NEW YORK)

On the .... day of March, 2002, before me personally came Cliff Davis, to me known, who, being by me duly sworn, did depose and say that he is Corporate Treasurer of Telstra Corporation Limited, one of the corporations described in and which executed the foregoing instrument; and that he signed his name thereto by authority of the Board of Directors of said corporation.

....

STATE OF NEW JERSEY)
) ss.:
COUNTY OF HUDSON)

On the .... day of ...., ..., before me personally came ...., to me known, who, being by me duly sworn, did depose and say that he is .... of ...., one of the corporations described in and which executed the foregoing instrument; that he knows the seal of said corporation; that the seal affixed to said instrument is such corporate seal; that it was so affixed by authority of the Board of Directors of said corporation; and that he signed his name thereto by like authority.

Form of Global Note

GLOBAL SECURITY

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS GLOBAL SECURITY MAY NOT BE EXCHANGED, IN WHOLE OR IN PART, FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS GLOBAL SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES SET FORTH IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN EXCHANGE FOR THIS CERTIFICATE OR ANY PORTION HEREOF IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON OTHER THAN THE DEPOSITORY TRUST COMPANY OR A NOMINEE THEREOF IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN

TELSTRA CORPORATION LIMITED
(A.B.N. 33 051 775 556)

6.375% NOTES DUE 2012

CUSIP: 87969NAB1
ISIN: US87969NAB10

No. 1-R INITIAL PRINCIPAL AMOUNT: US$400,000,000

TELSTRA CORPORATION LIMITED, a corporation duly organized and existing under the laws of the Commonwealth of Australia (herein called the "Company", which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to CEDE & CO., or registered assigns, the principal sum of US$400,000,000 on April 1, 2012 and to pay interest thereon from April 3, 2002 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on April 1 and October 1 (each, an "Interest Payment Date") in each year, commencing October 1, 2002, at the rate of 6.375% per annum, until the principal hereof is paid or made available for payment. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the March 15 or September 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture. Interest on this Security shall be computed on the basis of a 360-day year of twelve 30 day months.

Payment of the principal of, premium, if any, and interest on this Security will be made at the office or agency of the Company maintained for that purpose in New York, New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; *provided, however,* that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register; and *provided further,* that notwithstanding the foregoing, payments of any interest on the Securities (other than at Maturity) may be made, in the case of a Holder of at least US$10,000,000 principal amount of Securities, by electronic funds transfer of immediately available funds to a United States dollar account maintained by the payee with a bank, provided such registered Holder so elects by giving written notice to a Paying Agent designating such account, no later than fifteen calendar days prior to the date for payment. Unless such designation is revoked by written notice to a Paying Agent, any such designation made by such Holder with respect to such Securities shall remain in effect with respect to any future payments with respect to such Securities payable to such Holder.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an authorized signatory of the Company.

Dated: April 3, 2002

TELSTRA CORPORATION LIMITED
(A.B.N. 33 051 775 556)

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated: April 3, 2002

BANKERS TRUST COMPANY,
As Trustee

By: ________________________
Authorized Signatory

Reverse of Security

This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"), issued and to be issued in one or more series under an Indenture, dated as of April 1, 2002 (herein called the "Indenture", which term shall have the meaning assigned to it in such instrument), between the Company and Bankers Trust Company, as Trustee (herein called the "Trustee", which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof limited to an aggregate principal amount of US$500,000,000; *provided, however,* that the Company may from time to time or at any time, without the consent of the Holders of the Securities, create and issue additional Securities with terms and conditions identical to those of the Securities, which additional Securities shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the Securities.

The Securities of this series will constitute unsecured obligations of the Company and will rank *pari passu* without any preference among themselves and with all other existing and future unsecured and unsubordinated indebtedness of the Company, except indebtedness mandatorily preferred by law.

All payments of, or in respect of, the principal of, and any premium and interest on, this Security by the Company shall be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Australia or any political subdivision or taxing authority thereof or therein unless such taxes, duties, assessments or governmental charges are required by Australia or any political subdivision or taxing authority thereof or therein to be withheld or deducted. In that event, the Company will pay such additional amounts of, or in respect of, the principal of, and any premium and interest on, the Securities ("Additional Amounts") as will result (after deduction of any such taxes, duties, assessments or governmental charges and any additional taxes, duties, assessments or governmental charges payable in respect of such) in the payment to the Holder of this Security of the amounts which would have been payable in respect of this Security had no such withholding or deduction been required, subject to certain exceptions set forth in Section 1008 of the Indenture.

This Security may be redeemed by the Company in whole or in part, at its option at any time and from time to time at a Redemption Price equal to the greater of (i) 100% of the principal amount of the Security to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the sum of the Treasury Rate (as defined below) plus 20 basis points, together with, in each case, accrued interest on the principal amount of the Security to be redeemed to the Redemption Date. In connection with such optional redemption the following defined terms apply:

"Treasury Rate" means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolation (on a day count basis), computed as of the third Business Day immediately preceding that Redemption Date, of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

"Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining terms of the Security to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Security.

"Comparable Treasury Price" means, with respect to any Redemption Date, (i) the average of the Reference Treasury Dealer Quotations for that Redemption Date after excluding the highest and lowest of such Reference Treasury Dealer Quotations or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

"Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee, after first consulting with the Company, to act as the "Independent Investment Banker".

"Reference Treasury Dealer" means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc., Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc. or their respective affiliates plus one other to be selected by the Trustee, in each case, that is a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), and their respective successors; *provided, however*, that if any of the foregoing or their affiliates shall cease to be a Primary Treasury Dealer, the Company shall substitute therefor another Primary Treasury Dealer.

"Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third Business Day preceding that Redemption Date.

"Remaining Scheduled Payments" means, with respect to each Security to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related Redemption Date but for such redemption; *provided, however*, that, if that Redemption Date is not an Interest Payment Date with respect to such Security, the amount of the next succeeding scheduled interest payment thereon shall be reduced by the amount of interest accrued thereon to that Redemption Date.

Notice of any redemption will be mailed at least 30 days but not more than 90 days before the Redemption Date to the registered address of each Holder of Securities to be redeemed. On and after any Redemption Date, interest will cease to accrue on this Security or any portion thereof called for redemption, unless the Company shall default in the payment of the Redemption Price and any accrued interest. On or before any Redemption Date, the Company shall deposit with a Paying Agent or the Trustee money sufficient to pay the Redemption Price of and any accrued interest on the Securities to be redeemed on such date. If less than all the Securities are to be redeemed, the Securities to be redeemed shall be selected by the Trustee in compliance with the requirements of any securities exchange on which the Securities may be listed (which, to the extent not inconsistent with the requirements of any such securities exchange, shall be by such method as the Trustee shall deem fair and appropriate).

The Redemption Price shall be calculated by the Independent Investment Banker and the Company, the Trustee and any Paying Agent for the Security shall be entitled to rely on such calculation.

In addition to the ability of the Company to redeem this Security pursuant to the foregoing, this Security may also be redeemed by the Company on the terms set forth, and as more fully described, in the Indenture, in certain circumstances where the Company or any successor Person to the Company substituted for the Company pursuant to Section 802 of the Indenture would be required to pay Additional Amounts in respect hereof as a result of any change in or amendment to the laws or regulations of, in the case of the Company or any successor Person organized and validly existing under the laws of Australia or any political subdivision thereof, Australia or, in the case of such a successor Person organized and validly existing under the laws of a jurisdiction other than Australia or any political subdivision thereof, the jurisdiction of organization of such successor Person, or, in each case, any political subdivision or taxing authority thereof or therein affecting taxation, or a change in any application or interpretation of such laws or regulations (including the decision of any court or tribunal) either generally or in relation to any particular Securities, which change, amendment, application or interpretation becomes effective, in the case of the Company or any successor Person organized and validly existing under the laws of Australia or any political subdivision thereof, on or after April 3, 2002 or, in the case of any successor Person organized and validly existing under the laws of a jurisdiction other than Australia or any political subdivision thereof, after the date on which such Person was substituted for the Company pursuant to Section 802 of the Indenture. If, in making any payment of, or in respect of, the principal amount of, or any premium or interest on, the Securities, the Company or such a successor Person would be required to pay any Additional Amounts with respect thereto, then the Securities will be redeemable upon not less than 30 nor more than 90 days' notice by mail, at any time thereafter, in whole but not in part, at the election of the Company or such successor Person as provided in the Indenture at their principal amount, together in the case of any such redemption with any accrued but unpaid interest to, the Redemption Date.

In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of the series of which this Security is a part or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

In any case where the due date for the payment of the principal amount of or any premium and interest with respect to any Security or the date fixed for redemption of any Security shall not be a Business Day at a Place of Payment, then payment of the principal amount of, premium, if any, or interest, need not be made on such date at such Place of Payment but may be made on the next succeeding Business Day at such Place of Payment, with the same force and effect as if made on the date for such payment or the date fixed for redemption, and no interest shall accrue for the period after such date.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the

Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than 25% in principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity, and the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and the Trustee shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal amount hereof or any premium or interest hereon on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal amount of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal amount of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of US$1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith, other than exchanges pursuant to Sections 304, 906 or 1107 of the Indenture not involving any transfer, and any other expenses connected therewith.

To the extent that the Securities are accepted for listing on the London Stock Exchange and for so long as any Security is so listed on the London Stock Exchange and the rules and regulations thereof so require, the Company shall maintain an office or agency in the City of London, England, in accordance with Section 1002 of the Indenture.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

THIS SECURITY AND THE INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE, WITH THE LAWS OF THE STATE OF NEW YORK, EXCEPT THAT THE AUTHORIZATION AND EXECUTION OF THIS SECURITY AND OF THE INDENTURE BY THE COMPANY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE COMMONWEALTH OF AUSTRALIA.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.